05012061

<u>*82- SUBMISSIONS FACING SHEET*</u>

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED OCT 27 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1868 FISCAL YEAR 6-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

<u>INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:</u>

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/25/05

82-1868

RECEIVED
2005 OCT 24 P 12:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
6-30-05

Sino Land Company Limited



ANNUAL REPORT 2005

This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

The Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Standard Registrars Limited.

CONTENTS

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong

(# Non-executive Director)
(* Independent Non-executive Directors)

Audit Committee
Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

Remuneration Committee
Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : info@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	14th November, 2005 to 17th November, 2005 (both dates inclusive)
Annual General Meeting	17th November, 2005
Interim Dividend	HK8.5 cents per share
Paid	18th May, 2005
Final Dividend	HK11.5 cents per share
Payable	15th December, 2005
Deadline for scrip dividend election forms	8th December, 2005 4:30 p.m.

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 17th day of November, 2005 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2005.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 13th October, 2005

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The Register of Members of the Company will be closed from Monday, 14th November, 2005 to Thursday, 17th November, 2005, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 11th November, 2005.

GROUP FINANCIAL SUMMARY

	2001 *HK$*	2002 *HK$*	2003 *HK$*	2004 *HK$*	**2005** ***HK$***
Turnover	1,489,814,712	2,713,424,196	4,183,474,770	4,230,240,789	**4,150,741,802**
Net profit for the year	481,820,062	254,132,831	35,038,150	1,408,826,625	**5,225,029,814**
Basic earnings per share *(cents)*	12.9	6.6	0.9	35.3	**120.9**
Dividends per share *(cents)*	4.0	4.0	4.0	12.0	**20.0**


Basic Earnings & Dividends Per Share
HK Cents
140
120
100
80
60
40
20
0
Dividends per share
Basic earnings per share
4.0
12.9
4.0
6.6
4.0
0.9
12 .0
35.3
20.0
120.9
2001
2002
2003
2004
2005
Year

	2001 *HK$* (as restated)	2002 *HK$* (as restated)	2003 *HK$* (as restated)	2004 *HK$* (as restated)	**2005** ***HK$***
BALANCE SHEET					
Non-current assets	28,928,142,089	28,613,617,424	26,767,518,637	30,026,236,924	**32,967,601,118**
Current assets	8,636,974,512	12,367,681,343	13,499,211,561	15,579,380,585	**18,309,833,057**
Current liabilities	(3,376,972,917)	(5,942,584,022)	(5,607,314,069)	(7,213,187,587)	**(2,599,269,207)**
	34,188,143,684	35,038,714,745	34,659,416,129	38,392,429,922	**48,678,164,968**
Share capital	3,860,583,211	3,874,211,830	3,886,334,280	4,306,022,975	**4,348,057,662**
Reserves	22,126,854,420	20,451,937,797	19,100,659,293	25,456,795,870	**30,280,482,190**
Shareholders' funds	25,987,437,631	24,326,149,627	22,986,993,573	29,762,818,845	**34,628,539,852**
Minority interests	16,923,586	1,269,643	(1,632,240)	(585,933)	**40,657,133**
Non-current liabilities	8,183,782,467	10,711,295,475	11,674,054,796	8,630,197,010	**14,008,967,983**
	34,188,143,684	35,038,714,745	34,659,416,129	38,392,429,922	**48,678,164,968**
Shareholders' funds at book value per share	6.73	6.28	5.91	6.91	**7.96**

The information for the four years ended 30th June, 2004 have been adjusted to reflect the change in accounting policy arising from the early adoption of Hong Kong Accounting Standard 40 "Investment Property" and Hong Kong Accounting Standard Interpretation 21 "Income Taxes – Recovery of Revalued Non- Depreciable Assets" as described in Note 2 to the Financial Statements.


Shareholders' Funds (HK$ Billion)
40
35
30
25
20
15
10
5
0
26.0
24.3
23.0
29.8
34.6
2001
2002
2003
2004
2005
Year


Net Profit for the Year (HK$ Million)
6,000
5,000
4,000
3,000
2,000
1,000
0
481.8
254.1
35.0
1,408.8
5,225.0
2001
2002
2003
2004
2005
Year

Breakdown of segment result
for the year ended 30th June, 2005


Property
85%
1%
4%
7%
3%
Financing
Management services
and others
Security
Hotel
operations

Breakdown of Turnover
for the year ended 30th June, 2005


Property
sales
60%
2%
Security
and financing
21%
7%
10%
Rental
income
Hotel
operations
Management services
and others

I am pleased to present the 2004/2005 Annual Report to shareholders.

FINAL RESULTS

For the year ended 30th June, 2005, the Group's audited consolidated net profit attributable to shareholders increased significantly to a new record high of HK$5,225.0 million, an increase of 270.8% compared with HK$1,408.8 million in the previous financial year. The turnover of the Group was HK$4,150.7 million. Earnings per share for the year amounted to 120.87 cents, compared with 35.32 cents in the previous financial year.

The Group has adopted in advance the new Hong Kong Accounting Standard 40 ("HKAS 40") on investment properties and the new HKAS – Interpretation 21 on Income Taxes – Recovery of Revalued Non-Depreciable Assets. Following the adoption of the new HKAS 40, all investment properties are stated at fair value and any changes in fair value of the Group's investment properties are recognised in the consolidated income statement. With the introduction of HKAS – Interpretation 21, deferred tax is provided on the basis that the carrying amounts of investment properties will be recovered through use and calculated at applicable profits tax rates.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 11.5 cents per share in respect of the year ended 30th June, 2005 to shareholders whose names appear on the Register of Members of the Company on 17th November, 2005. Together with the interim dividend of 8.5 cents per share, the total dividend for the full year is 20 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 17th November, 2005; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 21st November, 2005. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 15th December, 2005.

BUSINESS ACTIVITIES

Acquired a total attributable gross floor area of 8.08 million square feet

(1) Land Bank

During the financial year ended 30th June, 2005, the Group acquired 10 plots of land for residential, office and retail developments. The addition of these new sites contributes in aggregate approximately 8.08 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	KCR Wu Kai Sha Station Development, New Territories STTL 530	Residential/ Retail	100%	1,847,641
2.	Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay, Kowloon NKIL 6310	Office/Retail	100%	609,027
3.	Fuk Wing Street/Fuk Wa Street, Sham Shui Po, Kowloon NKIL 6425	Residential/ Retail	100%	134,044
4.	Ma Wo Tai Po, New Territories TPTL 179	Residential	100%	114,486
5.	256 Hennessy Road, Wan Chai, Hong Kong IL 2769	Office/Retail	100%	71,862
6.	305 Castle Peak Road, Kowloon NKIL 939	Residential/ Retail	100%	64,800
7.	464-474 Castle Peak Road, Sham Shui Po, Kowloon NKIL 1175-1177	Residential/ Retail	100%	58,037
8.	20-24 Staunton Street, Central	Residential/ Retail	100%	29,903

BUSINESS ACTIVITIES *(Continued)*

(1) Land Bank *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
9.	Kwu Tung, New Territories Lot 2596, DD92	Residential	100%	23,638
10.	2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC	Residential	100%	5,131,128
				8,084,566

The Group's land bank consists of a total attributable gross floor area of 27.85 million square feet

As at 30th June, 2005, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 27.85 million square feet comprising a balanced portfolio of properties of which 58% is residential; 25% commercial; 9% industrial; 6% car parks and 2% hotels. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2005, the Group completed the following developments with a total attributable gross floor area of approximately 1.89 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1.	Residence Oasis TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	Oceania Heights 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Retail	100%	341,859

BUSINESS ACTIVITIES
(Continued)

(2) Project Completion & Development Activities *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
3.	The Cairnhill Route Twisk, TWTL 395, Area 40, Tsuen Wan, New Territories	Residential	25%	206,909
4.	The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5.	St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
6.	Anglers' Bay 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	88,668
7.	Caldecott Hill 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
8.	Colonnades Court *Hu Li Nan Bu &* North of Hai Tian Lu, Xiamen Lot No. 89-C5, PRC	Residential/ Retail	100%	70,162
				1,894,554

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities *(Continued)*

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 0.94 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	One SilverSea, Hoi Fai Road, West Kowloon	Residential/ Retail	100%	843,621
2.	Mount Beacon Kowloon Tong, Kowloon	Residential	33.3%	100,391
				944,012

(3) Sales Activities

The buoyant economy has provided a solid foundation for home-buyers. Rising employment, continuing GDP growth, strong consumer confidence, favourable mortgage terms and rising household formations, all contributed to the resurgence of confidence in the property market, resulting in robust growth. During the financial year ended 30th June, 2005, the Group achieved encouraging performance in property sales yielding higher profit margins.

Earnings from sales of projects completed during financial year ended 30th June, 2005 were mainly derived from the sale of residential units in seven new developments namely Residence Oasis, The Royal Oaks, Oceania Heights, The Cairnhill, Anglers' Bay, Caldecott Hill and Colonnades Court. Approximately 99.5% of the units in these projects have been sold.

Sales of previously completed projects were encouraging with favourable prices being achieved. During the financial year 2004/2005, the Group sold all the units in Imperial Villas and Ocean View, and a substantial number of residential units in Island Resort and Island Harbourview. Other developments of the Group, namely Parc Palais, a luxury residential project located in the prime location of King's Park, approximately 8.0% of its units were unsold and The Cliveden 1.9%.

Mount Beacon, a luxury residential project in which Sino Land has a 33.3% interest, was launched on the market in July 2005. The project was well received in the market and the first phase sales target was achieved within a month.

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities *(Continued)*

The HKSAR Government has recently given its consent to the pre-sale of units in One SilverSea, a prime residential project located on the West Kowloon waterfront. Wholly-owned by Sino Land, this project is expected to be marketed within the financial year 2005/2006.

(4) Rental Activities

(a) Size and New Acquisitions

As at 30th June, 2005, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties. Of this portfolio, commercial developments account for 51%, industrial developments 23%, car parks 17%, hotels 7%; with the remaining 2% being residential.

Compared with 9.2 million square feet of the total gross floor area of completed investment properties attributable to the Group in the last financial year, the increase of approximately 0.1 million attributable square feet of rental properties was primarily due to the completion of the new Oceania Heights shopping mall project, and the acquisition of Rosedale Garden (shopping mall) and 20-24 Staunton Street in Central (residential and retail). Of the total gross floor area of these new rental properties, retail space accounts for 77% and residential for the remaining 23%.

(b) Asset Enhancement

Our asset enhancement programme, being carried out in the key properties, continues to bear fruit. The main thrust of the programme is customer satisfaction. Retail shopping malls have been upgraded and redesigned to be customer-friendly while at the same time providing our valued tenants and shoppers with higher visibility and circulation of customer traffic. The programme also involves a regular review of the terms of the HKSAR Government grants under which the Group's properties are held. Where appropriate, the opportunity will be taken to convert the property to a use yielding a higher level of return. Enhanced rental income is expected to result from these initiatives.

Modifications were granted during the financial year 2004/2005 permitting a change of use in respect of two rental properties. Futura Plaza, which was originally an industrial building, has been converted to use as an office building. Tuen Mun Town Plaza Phase I will soon have approximately 100,000 square feet more retail space. The Group will derive higher rental income as a result of these modifications.

BUSINESS ACTIVITIES *(Continued)*

(4) Rental Activities *(Continued)*

(b) Asset Enhancement (Continued)

Two floors in retail area of Tsim Sha Tsui Centre have been converted into office space which has already been taken up by new tenants. The layout of the south wing of the Hong Kong Pacific Centre has been redesigned so as to optimise the commercial value of the space and attract more prominent tenants.

(c) Rental Income

During the financial year 2004/2005, the retail sector recorded solid growth in rental rates mainly due to a combination of both macro fundamentals and micro factors. On the macro side, stronger consumer confidence, improved income and wealth as well as strengthening business environment resulted from increasing domestic and tourist consumption have set the backbone for positive growth. On the micro side, our marketing and promotional programme being rolled out on a regular basis has sustained shopper flow and enriched customers' shopping experience. Our three flagship retail malls Tuen Mun Town Plaza Phase I, Olympian City shopping malls, and China Hong Kong City continued to perform well.

The demand for office space has been on the uptrend with the number of overseas and local companies setting up their offices in Hong Kong reaching a new high in 2005. On the back of encouraging demand, the rental rates of most of our office buildings have firmed up in the first half of the financial year and have shown signs of an upward trend starting in the second half.

Rental income of HK$1,226.9 million

The gross rental revenue of the Group, including the attributable share of its associates, increased by 8.2% to HK$1,226.9 million for the financial year ended 30th June, 2005 compared with HK$1,133.4 million in the previous financial year with satisfactory overall occupancy and improved rental rates in general.

BUSINESS ACTIVITIES *(Continued)*

(5) Finance

As at 30th June, 2005, the Group's gearing was 22.7%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 31st December, 2004 was mainly due to acquisition of land for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 6% was repayable within one year, 28% repayable between one and two years and 66% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,838.9 million, comprising cash on hand of approximately HK$3,576.3 million together with committed undrawn facilities of approximately HK$10,262.6 million. Total asset and shareholders' fund of the Group were HK$51.2 billion and HK$34.6 billion respectively.

Cash resources of HK$13,838.9 million

In November 2004, the Company, through its wholly-owned subsidiary, Getsmart Finance Limited, issued HK$2.5 billion 1.625% Guaranteed Convertible Bonds due 2009. The transaction received an overwhelming response from a wide spectrum of investors and, as a result, the 'Green Shoe' was exercised. Fund raised on this transaction was for general corporate purposes. The new Convertible Bonds are denominated in Hong Kong dollars.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2005. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2005, the Group had approximately 17.81 million attributable square feet of gross floor area of land bank currently being developed, of which over 86% is designated for residential projects, which will be developed over the next five to six years.

The Group re-affirms its commitment to building quality properties. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that right design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2004.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. It believes that the long-term interests of shareholders can best be optimised by conducting business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in its daily operations and business development.


黃金海岸購物商場
Gold Coast Shopping Mall

Sino Group title sponsored the Aquathoner 2005 at Hong Kong Gold Coast, Castle Peak Bay.


信和集團
全力支持公益金百萬行

Over 300 Sino staff and their families participated in the Community Chest Walks for Millions.

(1) Community Care and Social Services

In furtherance of the Group's strong commitment to good corporate citizenship, the Community Care Committee was set up in the financial year 2003/2004 to promote environmental protection initiatives, organise social community services and charitable events.

As a committed and responsible corporate citizen, the Group has been working closely with different charitable and voluntary organizations to hold various community services for the needy. It has also participated in a number of charitable events.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*

(1) Community Care and Social Services *(Continued)*

It is the Group's belief that local arts and cultural activities are of utmost importance in fostering creativity, elevating the appreciation ability and improving the quality of life of the Hong Kong people. Our keen interest in supporting local arts and cultural activities can be seen by our action to sponsor various musicals and theatrical performances. 'Zheng He and the Emperor', 'Love in a Fallen City 2005', 'One of the Lucky Ones', 'The King and I' and 'Saturday Night Fever' were among the many programmes we supported.



The Group sponsored 'Love in a Fallen City'.



The Group and Sino Group of Hotels jointly organised workshops and internship programmes for CCC Kung Lee College students.

The Group has also taken part in sharing business knowledge and expertise with other social service organisations and educational bodies through workshops and internship programmes. Our aim is to offer our younger generation with strong interest in developing their career in the property or hotel field an opportunity to gain experience and broaden their horizons.


商界展關懷
2004/05

The Group, along with its subsidiary Sino Estates Management Ltd have been awarded the 2004-2005 Caring Company Logo.

Our efforts in community services have been well recognised. As a result, the Group, along with its subsidiary Sino Estates Management Limited ("SEML") has been awarded the 2004-2005 Caring Company Logo by the Hong Kong Council of Social Service. This is the second time for the Group to have won the award and the third for SEML.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*




Sino Group

The Group has collaborated with the World Wide Fund for Nature to conduct the 2nd census of Hong Kong's Chinese White Dolphins for conservation research.

(1) Community Care and Social Services *(Continued)*

On the environmental protection front, the Group has collaborated with organisations such as Green Power, Friends of the Earth and the World Wide Fund for Nature to arrange and support events and activities to arouse public awareness of and interest in protecting our nature; educate people ways of protecting our environment; and encourage the concept of green living.

The Committee will continue to roll out more activities for the staff and the community in the years to come.



The Group title sponsored 'Po Leung Kuk-Sino Group Charity Duck Race' to raise fund for Po Leung Kuk's children welfare services.


2005 奧運歡樂跑
信和集團
Sino Group

The Group sponsored staff members to take part in the 2005 Olympic Day Run organized by the Sports Federation & Olympic Committee of Hong Kong, China.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*





The volunteer team of SEML has launched a renovation project for various elderly centres. Visits to single elderly homes were also held.




2004
Hong Kong Eco-Business Awards
香港環保企業獎
Awards Presentation Ceremony

Awarding of certificates under The Hong Kong Energy Efficiency Registration Scheme for Buildings.

(2) Property Management Services

During the financial year under review, the Group's wholly-owned property management arm, SEML received a number of awards from various organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection.

SEML has long identified the importance of energy saving in the context of environmental protection and cost saving for the customers. For the last two years, considerable time and resources have gone into efforts to reduce the consumption of electricity and to ensure its more efficient use. As a result of these endeavours, SEML has been able to lower levels of electricity consumption in four main areas namely lighting, electrical appliances or equipment, air conditioning and lift and escalator. Over 50 properties managed by SEML have been granted certificates under The Hong Kong Energy Efficiency Registration Scheme for Buildings by the Electrical and Mechanical Services Department of the HKSAR Government.

SEML was also awarded the Wastewi$e Logo for four projects and Gold Wastewi$e Logo for another six projects from the Environmental Protection Department in the financial year 2004/2005 adding to the twelve previous awards received in the financial year 2003/2004. SEML also received a Certificate of Merit for Green SME of the 2004 Hong Kong Econ-Business Awards for a residential project called Serenity Park.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*

(2) **Property Management Services** *(Continued)*

As of 30th June, 2005, SEML won a number of prizes for its service standard and quality in the Quality Building Management Competition in many districts, namely Wan Chai District, Eastern District, Yau Tsim Mong District, Kowloon City District, Shatin District, Tuen Mun District, Tai Po District, Kwai Ching District and Yuen Long District organized by District Councils of the HKSAR Government. SEML will continue to improve its service in its relentless pursuit of better lifestyle for its customers.



SEML has been very supportive to the 'Fresh Water Plumbing Quality Maintenance Recognition Scheme' of the Water Supplies Department and more than 80 properties were presented the certificates.

In the pursuit of healthy living and a better quality of life, SEML has made strenuous efforts to keep high standard of hygiene. A number of projects under SEML's management have been awarded certificates under the Fresh Water Plumbing Quality Maintenance Recognition Scheme by Water Supplies Department of the HKSAR Government in addition to the sixty-four projects that were awarded the certificates previous financial year. Such projects include Island Resort, Sky Horizon, 38 Repulse Bay Road, Haddon Court, Hong Kong Gold Coast, Windsor Heights, Long Beach Gardens, Majestic Park, Sea Crest Terrace, Waterside Plaza, 148 Electric Road, Tsim Sha Tsui Centre, Empire Centre, Shatin Galleria, Marina House and Chai Wan Industrial City Phases I and II.

Eight projects including Island Resort, Pacific Palisades and Grand Dynasty View received the Certificate of Merit for Promoting Good Housekeeping by Occupational Safety and Health Council. In addition, eight projects including Grand Palisades, Windsor Heights, Shatin Galleria, Corporation Park and Leader Industrial Centre were awarded the Workplace Hygiene Charter by both Occupational Safety & Health Council and the Labour Department.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, can rightly be proud of the fact that twelve properties under their cleaning management won awards in several major cleaning competitions, namely 2004 Kwun Tong District Private Buildings Cleansing Competition, 2004 - 2005 North District Private Buildings Cleansing Competition and 2004 - 2005 Kowloon City District Private Buildings Cleansing Competition. It also won the champions in other cleaning competitions organized by Kowloon-Canton Railway Corporation and Mass Transit Railway Corporation.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, has continued to donate its used-uniforms to the Salvation Army on a regular basis since 2004. The Youth Pre-employment Training Programme, first began in 2001, will continue as an on-going programme to assist young people who are interested in gaining more on-the-job training and experience.

EMPLOYEE PROGRAMMES

Human capital is one of the most important assets of the Group. As at 30th June 2005, the Group employed approximately 5,800 staff members. During the financial year 2004/2005, the Group held various internal and external training programmes for its employees designed, inter alia, to raise yet higher the standard of service, promote staff's awareness of the need to first understand the varying needs of their customers better to provide them with quality care and service. Language proficiency, professional knowledge, management know-how, corporate governance, productivity and efficiency are all areas that are addressed by various programmes and seminars.

Courses are organized to improve language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation. Office administration, property management and project management as well as knowledge in relation to corporate governance are also high on the training agenda.

Our mission is to be recognised as the Group that consistently provides Hong Kong with the very best in products and service and, ultimately, to make the Group the 'Number One Choice for Customers, Investors and Employees'.

New courses will continually be developed to meet corporate and specific career planning needs. During the year, a number of new courses or seminars were introduced, comprising seminars on the new code of corporate governance, issues in relation to connected transactions and notifiable transactions and code for dealing in the company's securities by relevant employees to enable all the key and relevant staff to better understand the issues involved.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff members, in particular those in front-line positions, must uphold meticulous standards in customer service.

The Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the financial year 2004/2005, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

Hong Kong's GDP fared better than expected in the second quarter of the year, thanks to the resilient global economy and broad-based economic growth in Hong Kong. The steady rise in home prices has released many home-owners from negative equity, with numbers declining to a record low. There is a perceptible "feel good" factor in the economy, resulting from greater confidence in the stability of asset values. Levels of spending per household have continued to rise in line with the rise in income and real estate values thereby stimulating consumption. Mortgage rates continue favourable, as they are on a structure of Prime rate minus a credit spread. In the current healthy economic climate home-buyers remain optimistic that asset values will remain firm, and the affordability of home-owners is not expected to be affected to any significant degree by interest rates. The tourism and hospitality industry sectors have continued the upward momentum with numbers of long-haul visitors on the increase. Solid economic fundamentals and other positive factors have offset the impact of rising interest rates in Hong Kong.

The Close Economic Partnership Agreement between Hong Kong and PRC (CEPA) will afford a wide range of Hong Kong enterprises the opportunity of enjoying the benefits of complementary economic strengths between the two economies. The increased levels of mutual cooperation between Hong Kong and the PRC resulting from CEPA are now beginning to produce results, thereby further enhancing the competitiveness of Hong Kong corporations and generating a higher level of wealth in the economy.

Recent HKSAR Government land auctions have also had a positive effect on the property market in Hong Kong, sending a signal for a solid and continuous growth. As to the future, growth is sustainable, economic fundamentals remain intact and the economic outlook is promising, with the Group well positioned to benefit.

The Group will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its products and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable us to strengthen our earnings and profitability, and continue to deliver value to our shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

Mr. Paul Cheng Ming Fun, who served the Board for more than 10 years resigned effective 31st May, 2005. His immense contribution during his directorship with the Company is greatly appreciated.

I would like to extend a warm welcome to Mr. Adrian David Li Man-kiu and Dr. Fu Yuning who joined the Board as Independent Non-executive Directors with effect from 28th April, 2005 and 8th June, 2005 respectively. Their knowledge, experience and international insight will certainly prove to be of great benefit to the Group. Further, with effect from 1st July, 2005, Mr. Ronald Joseph Arculli was re-designated as Non-executive Director of the Company.

I would also like to take this opportunity to welcome Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong who were appointed as Executive Directors with effect from 1st April, 2005 and 28th April, 2005 respectively.

Sino Land has made significant strides in its business and was re-admitted as one of the Hang Seng Index Constituent Stocks effective 6th June, 2005. On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 22nd September, 2005

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 53, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 29 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited ("Sino Hotels"). In addition, he is a Director of Yeo Hiap Seng Limited, which is listed in Singapore, and an Independent Non-executive Director of The Hongkong and Shanghai Hotels, Limited and a Non-executive Director of SCMP Group Limited. Mr. Ng is the father of Mr. Daryl Ng Win Kong, an Executive Director of the Company.

Mr. Raymond Tong Kwok Tung, aged 63, an Executive Director of the Company since 1997, was a solicitor in private practice in Hong Kong for 27 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Department, Internal Audit and Corporate Compliance of the Group. He is also an Executive Director of TST Properties and the director of a number of subsidiaries and associated companies of the Company.

Mr. Yu Wai Wai, aged 45, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, quality management, construction site management and cost management. He joined the Company in 1992 and is the director of a number of subsidiaries and associated companies of the Company.

Mr. Thomas Tang Wing Yung, aged 50, an Executive Director since April 2005, first joined TST Properties, the Company and Sino Hotels as Chief Financial Officer in November 2003. Mr. Tang is a director of a number of subsidiaries of the Company and is also an Executive Director of Sino Hotels. He holds a Bachelor Degree of Science in Modern Mathematics from Surrey University, and is an Associate Member of The Institute of Chartered Accountants in England and Wales and Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising). He is also a Non-executive Director of Philweb Corporation, a company listed on The Philippine Stock Exchange, Inc., since January 2000.

(I) EXECUTIVE DIRECTORS *(Continued)*

Mr. Daryl Ng Win Kong, aged 27, an Executive Director since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is also a Director of a number of subsidiaries and associated companies of the Company and is an Executive Director of TST Properties and Sino Hotels. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong.

(II) NON-EXECUTIVE DIRECTOR

Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP, aged 66, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. Mr. Arculli has been a consultant of the Company since July 2005. He is also a Non-executive Director of TST Properties and Sino Hotels. Mr. Arculli is the Chairman and a Steward of The Hong Kong Jockey Club. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited.

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Allan Zeman, GBS, JP, aged 57, an Independent Non-executive Director of the Company since September, 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He is also an Independent Non-executive Director of TST Properties. After spending more than 35 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of Economic and Employment Council in Hong Kong and the Economic and Employment Council Subgroup on Business Facilitation. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Tourism Strategy Group for the Hong Kong Tourism Commission and Urban Renewal Authority. Dr. Zeman is currently a Non-executive Director of Pacific Century Premium Developments Limited, a company listed on The Stock Exchange of Hong Kong Limited, and is also a director of Wynn Resorts, Limited, a listed company in USA and Algo Group Inc., a listed company in Canada.

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS *(Continued)*

Mr. Adrian David Li Man-kiu, aged 32, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. Mr. Li is member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C. and committee member of the Tenth Session of the All-China Youth Federation. He serves, inter alia, as Director of Ocean Park Corporation, member of the advisory board of Hong Kong Export Credit Insurance Corporation and Alternate Director to Dr. David Li Kwok-Po, Independent Non-executive Director of San Miguel Brewery Hong Kong Limited. He holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University and a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge.

Dr. Fu Yuning, aged 48, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited and the Chairman of China Merchants China Direct Investments Limited, both companies are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of Shenzhen Chiwan Petroleum Supply Base Co., Ltd., a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Company, Limited, a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council.

(IV) SENIOR MANAGEMENT

Various businesses and functions of the Company are respectively under the direct responsibilities of the Executive Directors who are regarded as senior management of the Company.

The Directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2005.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 44 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 79.

An interim dividend of HK8.5 cents per share amounting to HK$68,032,772 by way of cash dividends and HK$300,173,326 by way of scrip alternatives were paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK11.5 cents per share to the shareholders on the Register of Members on 17th November, 2005, amounting to HK$497,012,941.

INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of investment properties of HK$172,685,419 and HK$98,249,793, respectively, transferred from properties under development of HK$99,384,779 and revalued all its investment properties at the year end date. Net surplus on revaluation amounting to HK$1,828,505,571 has been credited directly to income statement.

Details of these and other movements during the year in the investment properties of the Group are set out in Note 16 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in Note 18 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2005 are set out on pages 145 to 158.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2005 are set out in Notes 44 and 45 to the financial statements, respectively.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in Note 30 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 29,270,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$218,044,125. All of the shares were subsequently cancelled *(Note)*. The nominal value of the cancelled shares of HK$27,804,000 during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$205,881,047 was paid out from the Company's retained profits. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
March 2005	1,060,000	7.15	7.00	7,529,406
April 2005	12,264,000	7.25	7.00	88,012,598
May 2005	10,578,000	7.65	7.30	79,561,975
June 2005	5,368,000	8.30	7.75	42,940,146
	29,270,000			218,044,125

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

(Note) *Out of 29,270,000 shares repurchased, 27,804,000 shares were cancelled on delivery of the share certificates during the year while the remaining 1,466,000 shares repurchased on 30th June, 2005 were cancelled on delivery of the share certificates subsequent to the financial year.*

CONVERTIBLE BONDS/ NOTES

Details of the convertible bonds/notes of the Group are set out in Note 29 to the financial statements.

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2005 are set out in Note 27 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$57,786,138.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong	
Mr. Raymond Tong Kwok Tung	
Mr. Yu Wai Wai	
Mr. Thomas Tang Wing Yung	(appointed on 1st April, 2005)
Mr. Daryl Ng Win Kong	(appointed on 28th April, 2005)
Mr. Albert Yeung Pak Hin	(resigned on 10th March, 2005)

Non-executive Director

Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	(re-designated from Independent Non-executive Director to Non-executive Director on 1st July, 2005)

Independent Non-executive Directors

Dr. Allan Zeman, GBS, JP	(appointed on 30th September, 2004)
Mr. Adrian David Li Man-kiu	(appointed on 28th April, 2005)
Dr. Fu Yuning	(appointed on 8th June, 2005)
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	(re-designated from Independent Non-executive Director to Non-executive Director on 1st July, 2005)
Mr. Paul Cheng Ming Fun, JP	(resigned on 31st May, 2005)

In accordance with the provisions of the Company's Articles of Association, Messrs. Ronald Joseph Arculli, GBS, CVO, OBE, JP, Adrian David Li Man-kiu, Fu Yuning, Raymond Tong Kwok Tung, Thomas Tang Wing Yung and Daryl Ng Win Kong will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

DIRECTORS' INTERESTS

As at 30th June, 2005, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	**Number of Ordinary Shares**	**Capacity and Nature of Interest**	**% of Issued Share Capital**
Mr. Robert Ng Chee Siong	2,677,456	Beneficial owner of 119,551 shares and spouse interest in 2,557,905 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Daryl Ng Win Kong	68,532	Beneficial owner	≃0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–

DIRECTORS' INTERESTS
(Continued)

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	534,469	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≈0%
Mr. Daryl Ng Win Kong	–	–	–
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies *(Continued)*

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 30th June, 2005, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year, the Chairman of the Board Mr. Robert Ng Chee Siong and the Executive Director Mr. Daryl Ng Win Kong held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong. Mr. Robert Ng Chee Siong also held interests and/or directorships in companies operating hotels in Hong Kong.

As the Board of Directors of the Company is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Transactions" as set out in Note 43 to the financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

SERVICE CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

CONNECTED TRANSACTIONS

1. The Company announced on 30th May, 2005 that it had entered into the following connected transactions, particulars of which are disclosed herein as required under the Listing Rules:

(a) Acquisition of Shares and Taking Up of Loans

(i) On 30th May 2005, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance"), entered into respective agreements with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance"). Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire from Millwood 10,000 shares, representing 100% of the issued share capital, of Triumph One Limited ("Triumph One") which held 100% interest in Pan Asia Centre, an industrial building, at a consideration of HK$14,589,523, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$51,553,785 due from Triumph One to Cliveden Finance at a consideration of HK$51,553,785, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

(ii) On 30th May 2005, King Chance and Sing-Ho Finance entered into respective agreements with Carollton Limited ("Carollton") and Cliveden Finance. Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire from Carollton 10,000 shares, representing 100% of the issued share capital, of Far Gain Limited ("Far Gain") which held 100% interest in the Commercial Parts of Rosedale Gardens, a commercial and residential property, at a consideration of nominal value of HK$1, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$84,461,831 due by Far Gain at a consideration of HK$67,824,430, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

The Company has substantial experience and expertise in managing industrial and commercial properties. The acquisition of shares and taking up of loans enable the Company to hold the entire interest in Pan Asia Centre and the Commercial Parts of Rosedale Gardens and provides an opportunity for the Company to maximise and capitalise on the value of such properties.

CONNECTED TRANSACTIONS *(Continued)*

1. *(Continued)*

(b) Share Disposal and Loan Assignment

On 30th May 2005, the Company's wholly-owned subsidiaries, Sino Land Investment (Holdings) Limited ("Sino Land Investment") and Sing-Ho Finance, entered into respective agreements with Maxfield Limited ("Maxfield") and Seaview Finance Company Limited ("Seaview Finance"). Pursuant to such agreements, inter alia, (a) Sino Land Investment agreed to sell to Maxfield one share, representing 100% of the issued share capital, of Grand Idea Investment (CI) Limited ("Grand Idea") which held 100% interest in No. 8 Mount Cameron Road, a residential property, at a consideration of HK$43,685,364; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan in the amount of HK$96,339,087 due from Grand Idea to Sing-Ho Finance on a dollar-for-dollar basis, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

The disposed property, No. 8 Mount Cameron Road, had been vacant and generated no income since August 2004. The share disposal and loan assignment would allow the Company to divest its interests in the property.

Completion of all the above transactions took place on 30th May 2005.

Millwood, Carollton, Cliveden Finance, Maxfield and Seaview Finance are all indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, Chairman and Executive Director of the Company, and his brother Mr. Philip Ng Chee Tat hold equity interest on a 50:50 basis. As such, Boswell, as an associate of Mr. Robert Ng Chee Siong, is a connected person of the Company and therefore the above transactions constituted connected transactions under the Listing Rules.

CONNECTED TRANSACTIONS *(Continued)*

2. The Company announced on 2nd November, 2004 that it had entered into agreements on 13th October, 2004 ("Agreements" or individually "Agreement") relating to the following non-exempt continuing connected transactions between the Company or its subsidiaries and the Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and Mr. Philip Ng Chee Tat and their respective associates) for the three financial years commencing from 1st July, 2004 and ending on 30th June, 2007 with annual caps fixed for each of the years. Particulars of the Agreements together with the total considerations for the year ended 30th June, 2005 are disclosed herein as required under the Listing Rules:

(a) Building Cleaning Services

Party A:	Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of building cleaning services by Best Result Cleaning Services Limited to properties owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$23.16 million
Total consideration for the year:	HK$17.48 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$15.20 million, 30th June, 2003 of HK$14.00 million and 30th June, 2004 of HK$14.80 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

CONNECTED TRANSACTIONS *(Continued)*

2. *(Continued)*

(b) Car Park Management Services

Party A:	The Company
Party B:	Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family
Nature of transactions:	Provision of parking lot management services by Sino Parking Services Limited to properties of the Group
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to the Agreement
Annual Cap:	HK$18.36 million
Total consideration for the year:	HK$10.75 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$12.60 million, 30th June, 2003 of HK$11.40 million and 30th June, 2004 of HK$11.10 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

CONNECTED TRANSACTIONS *(Continued)*

2. *(Continued)*

(c) Estate Management and General Administrative Services

Party A:	Sino Estates Management Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of estate management services by Sino Estates Management Limited to certain buildings owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the management expenditure as shown in the annual budget of the Ng Family in respect of the properties managed by Sino Estates Management Limited pursuant to the Agreement
Annual Cap:	HK$6.29 million
Total consideration for the year:	HK$5.73 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$4.27 million, 30th June, 2003 of HK$4.14 million and 30th June, 2004 of HK$4.36 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

CONNECTED TRANSACTIONS *(Continued)*

2. *(Continued)*

(d) Security Guard Services

Party A:	Sino Security Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of security guard services by Sino Security Services Limited to buildings owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$46.47 million
Total consideration for the year:	HK$33.01 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$23.20 million, 30th June, 2003 of HK$20.80 million and 30th June, 2004 of HK$24.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

CONNECTED TRANSACTIONS *(Continued)*

2. *(Continued)*

(e) Lease of Premises

Party A:	The Company
Party B:	Ng Family
Nature of transactions:	Lease of premises by the Group of properties owned or to be owned by the Ng Family
Terms:	A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent or below of the particular premises
Annual Cap:	HK$30.79 million
Total consideration for the year:	HK$23.37 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$18.80 million, 30th June, 2003 of HK$18.20 million and 30th June, 2004 of HK$19.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deems reasonable as at the date of Agreement.

The Ng Family are connected persons of the Company and therefore the above transactions constitute continuing connected transactions of the Company pursuant to the Listing Rules.

The Company is one of Hong Kong's leading property management services provider, which provides services including building cleaning services, car park management services, estate management services, security guard services and other services. The Directors considered that the above continuing connected transactions were consistent with the business and commercial objectives of the Company and provided a good opportunity to strengthen the footholds of the Company in the provision of property management services in Hong Kong.

CONNECTED TRANSACTIONS *(Continued)*

2. *(Continued)*

During the year, the above continuing connected transactions were carried out within their respective annual caps and have been reviewed by the Directors of the Company (including the Independent Non-executive Directors). The Independent Non-executive Directors have confirmed that during the year, the above continuing connected transactions were all conducted and entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties);

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Details of other related party transactions are set out in Note 43 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2005, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,366,683,367 *(Notes 1 & 5)*	Beneficial owner of 25,270,784 shares, spouse interest in 3,365,287 shares and interest of controlled corporations in 2,338,047,296 shares	54.43%
Tsim Sha Tsui Properties Limited	2,277,653,675 *(Notes 1(a), 1(b) & 5)*	Beneficial owner of 1,069,366,238 shares and interest of controlled corporations in 1,208,287,437 shares	52.38%

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Long Positions in Shares of the Company *(Continued)*

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	325,527,734 *(Notes 2 & 4)*	Interest of a controlled corporation	7.48%
Ms. Chen Yang Foo Oi	325,527,734 *(Notes 2, 3 & 4)*	Spouse interest	7.48%
Xing Feng Investments Limited	325,527,734 *(Notes 2 & 4)*	Interest of a controlled corporation	7.48%
Nice Cheer Investment Limited	325,527,734 *(Notes 2 & 4)*	Beneficial owner	7.48%
Solid Capital Holdings Limited	260,649,232	Security interest in 260,507,363 shares and beneficial owner of 141,869 shares	5.99%
Spangle Investment Limited	285,487,538 *(Note 5)*	Beneficial owner	6.56%

Notes:

1. *As regards to 2,338,047,296 shares held by controlled corporations:*

   (a) *1,069,366,238 shares were held by Tsim Sha Tsui Properties Limited which was 71.73% controlled by Mr. Ng Teng Fong;*

   (b) (i) *32,788,092 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,175,499,345 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 285,487,538 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *60,393,621 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 887 shares by Fanlight Investment Limited, 25,401,433 shares by Karaganda Investments Inc., 1,117,580 shares by Orient Creation Limited, 5,302,349 shares by Strathallan Investment Limited, 15,981,356 shares by Strong Investments Limited, 12,315,217 shares by Tamworth Investment Limited and 274,799 shares by Transpire Investment Limited.*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Long Positions in Shares of the Company *(Continued)*

Notes: (Continued)

2. *The long position in 325,527,734 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *285,487,538 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 30th June 2005, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$4,783,000.

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate amount of purchases attributable to the Group's five largest suppliers accounted for approximately 90% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 50% of the Group's total purchases.

The percentage of sales attributable to the Group's five largest customers is less than 30% of the Group's total sales for the year. The Directors do not consider any one customer to be influential on the Group.

At no time during the year did the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the company's issued share capital) had an interest in the share capital of any of the Group's five largest suppliers.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the Independent Non-executive Directors an annual confirmation of his independence pursuant to the guidelines set out in Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are independent.

COMPLIANCE COMMITTEE

The Company set up its Compliance Committee on 30th August, 2004 to enhance the corporate governance of the Group. The Compliance Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Compliance Committee. A secondary reporting line is to the Audit Committee. The existing Compliance Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the two Heads of Legal and Company Secretarial Departments, the Director of Development Department, Chief Executive Officer (Hotel) (or his designated personnel), the Chief Financial Officer, head of Internal Audit Department, department heads and the Compliance Officer. The Compliance Committee holds regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance issues.

AUDIT COMMITTEE

The Company set up its Audit Committee on 23rd September, 1998. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The existing Audit Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, the Independent Non-executive Directors. During the year, the Audit Committee had held four meetings to review the 2004 annual report and accounts, the 2005 interim report and accounts and the internal audit reports and reported all relevant matters to the Board.

The Audit Committee has reviewed the accounting policies and practices adopted by the Group and the annual report for the year ended 30th June, 2005.

EMOLUMENT POLICY

The Company's emolument policy is to ensure that the remuneration offered to employees including Executive Directors and senior management is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, remuneration level in the industry and the prevailing market conditions. The emolument policy for Non-executive Directors is to ensure that the Non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in the board committees. Individual Director and senior management would not be involved in deciding their own remuneration.

The Company has established its Remuneration Committee on 23rd June, 2005 which comprises Executive Director, Mr. Daryl Ng Win Kong (Committee Chairman) and two Independent Non-executive Directors, namely, Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu. The Remuneration Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 30th June, 2005 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, which was in force prior to 1st January, 2005 and remains applicable to the accounting periods commencing before 1st January, 2005, save that the Independent Non-executive Directors have not been appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

Subsequent to the financial period, the Board had issued letters of appointment to Independent Non-executive Directors and Non-executive Director for a 3-year term of office subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

CODES FOR DEALING IN THE COMPANY'S SECURITIES

The Company has adopted a code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Model Code and the Company Code for the year ended 30th June, 2005.

On 23rd June, 2005, the Company has adopted a code for dealing in the Company's securities by relevant employees, who is likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules throughout the year ended 30th June, 2005.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 22nd September, 2005

Completed properties

1. Ocean View
2. The Cliveden
3. Parc Palais
4. Imperial Villas
5. Westin Centre
6. Central Park
7. Far East Finance Centre
8. Cambridge Plaza
9. Dynasty Heights
10. Island Resort
11. Anglers' Bay
12. The Royal Oaks
13. St Andrews Place
14. Caldecott Hill
15. Majestic Park
16. Island Harbourview
17. Grand Dynasty View
18. Park Avenue
19. Sky Horizon
20. Horizon Place
21. Lincoln Centre
22. Pan Asia Centre
23. Residence Oasis
24. The Cairnhill
25. Oceania Heights

Properties under development

26. One SilverSea, Kowloon Inland Lot No. 11158
27. Mount Beacon, New Kowloon Inland Lot No. 6196
28. Tsuen Wan Town Centre Redevelopment Project, Tsuen Wan Town Lot No. 398
29. Yeung Uk Road, Tsuen Wan Town Lot No. 394
30. 53 Conduit Road, The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613
31. Ho Tung Lau (Site A), Shatin Town Lot No. 470
32. 464-474 Castle Peak Road, New Kowloon Inland Lot No. 1175-1177
33. Fuk Wing Street and Fuk Wa Street, New Kowloon Inland Lot No. 6425
34. 305 Castle Peak Road, New Kowloon Inland Lot No. 939
35. Junction of Sheung Yuet Road and Wang Chiu Road, New Kowloon Inland Lot No. 6310
36. Kwu Tung, Sheung Shui, Lot No. 2596 in DD92
37. Ma Wo, Tai Po, Tai Po Town Lot No. 179
38. KCR Wu Kai Sha Station Development, Shatin Town Lot No. 530
39. 256 Hennessy Road, Hong Kong Island Lot No. 2769

Investment properties

40. Skyline Tower
41. The Centrium
42. 148 Electric Road
43. Central Plaza
44. Conrad Hong Kong
45. Harbour Centre
46. Hollywood Centre
47. Marina House
48. One Capital Place
49. Pacific Palisades
50. Pacific Plaza
51. Island Resort Mall
52. 25/F United Centre
53. Olympian City 1
54. Olympian City 2
55. The Astrid
56. Cameron Plaza
57. China Hong Kong City
58. Corporation Square
59. Futura Plaza
60. Sunley Centre
61. Westley Square
62. Fullerton Centre
63. Hong Kong Pacific Centre
64. Kwun Tong Harbour Plaza
65. Kwun Tong Plaza
66. Omega Plaza
67. Parmanand House
68. Po Hing Centre
69. Remington Centre
70. Sunshine Plaza Shopping Arcade
71. Tsim Sha Tsui Centre
72. Yau Tong Industrial City
73. Avon Park Shopping Mall
74. Springdale Villas Shopping Arcade
75. Golden Plaza
76. Mansfield Industrial Centre
77. Maritime Bay Shopping Mall
78. Parklane Centre
79. Ping Wui Centre
80. Shatin Galleria
81. Tuen Mun Town Plaza, Phase I
82. The Waterside Shopping Mall
83. 15 Shek O Headland
84. No. 1 Chatham Path, Mid-levels
85. 38 Repulse Bay Road
86. Bayview Park
87. No. 1 Hung To Road
88. Grand Regentville Shopping Arcade
89. Rosedale Gardens Shopping Arcade
90. Oceania Heights Shopping Mall
91. 20-24 Staunton Street



4
79
78
81
89
90
25
Lok Ma Chau Line
Disneyland Resort Line
Kowloon Southern Line
West Island Line
Mass Transit Railway
KCR – East Rail
KCR – West Rail
Ma On Shan Rail
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3


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12
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36
88
73
21
37
17
38
82
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11
29
28
60
20
14
9
27
32
54
33
6
34
16
18
53
66
26
15
55
40
68
58
87
22
35
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62
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77
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3
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43
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84
91
10
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83

COMPLETED PROPERTIES



B



C



A

A Residence Oasis

Located atop MTR Hang Hau Station of Tseung Kwan O, the Residence Oasis is a magnificent residential development with shopping and recreational facilities. This development includes 6 towers of 2,130 units, each with an environmentally friendly balcony.

B Oceania Heights

Located in the south of Castle Peak Bay, Oceania Heights boasts two magnificent blocks done in Art Deco style, with panoramic views of Gold Coast and Cafeteria Beach. The 544 units include two- and three-bedroom apartments, all with highly efficient layouts for luxurious living. Each unit comes with an environmentally friendly balcony.

C The Royal Oaks

The Royal Oaks, adorned with acres of verdant greenery, nestled between the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club. A collection of luxury homes in three architectural styles, where every inch was crafted to the most discerning standards.

COMPLETED PROPERTIES



E



F



D

D St Andrews Place

This unique low-density development, which comprises 26 quality detached houses, each equips with individual car-port, is situated in an exquisite area of the New Territories close to the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club.

E The Cairnhill

Nestled in the lush rolling hills of Tsuen Wan's mid-levels, the Cairnhill is a low-density residential development consisting of 16 European style low-rise blocks. All 770 of the spacious units are perfectly positioned to capture panoramic views.

F Anglers' Bay

The development consists of some 248 residential units in 2 towers, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge.

COMPLETED PROPERTIES


G


H

G Caldecott Hill

Located at the mid-levels of Piper's Hill, Caldecott Hill provides 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula.

H Colonnades Court

Colonnades Court is a seven-storey commercial/residential building ideally located in the central business district of Hai Tian Lu, Huli district. The property includes 47 residential units and 7 shops.

PROPERTIES UNDER DEVELOPMENT


I


J


K

I One SilverSea

One SilverSea is located at West Kowloon waterfront, overseeing the Victoria Harbour and directly facing the IFC and the surrounding cityscape of Hong Kong Island. Apart from the beauty that all units of the property enjoy unobstructed seaview from the balcony, that the ceiling height is at least 11'4" and can reach as high as 13'1", the developer is also keen to introduce the world-class materials used, from the Gascogne Beige Limestone used for the plinth outer walls, the Giallo Veneziano granite for the outer walls of the residence, the Poggenpohl kitchen cabinets, Duravit Starck 3 toilet to Hansgrobe shower. Accessories in the kitchen alone cost several hundred thousand dollars.

J Mount Beacon

Located in the prestigious Mount Beacon area, this luxurious residential development offers 22 grand houses and 197 apartments with the finest clubhouse facilities. Finished to the highest standard, it commands the panoramic views of Victoria Harbour and Kowloon Peninsula.

K Tsuen Wan Town Centre Redevelopment

The development, with a large trendy shopping centre, is ideally located in Tsuen Wan town centre, opposite to the Tsuen Wan City Hall and a 8-minute walk from MTR Tsuen Wan Station or a 5-minute walk from Tsuen Wan West Station on KCR West Rail. There are over 1,400 residential flats in 5 towers with excellent clubhouse facilities offered to residents.

PROPERTIES UNDER DEVELOPMENT





L Ho Tung Lau Site

The development will provide over 1,300 apartments with spectacular panoramic views of Tolo Harbour and Sha Tin Racecourse. With comprehensive clubhouse facilities, this development will be well served by major transport arteries with direct access to the KCR Fo Tan Station.

M Yeung Uk Road, Tsuen Wan, Territories

The development will be well served by a wide range of public transportation namely KCR Tsuen Wan West Station as well as MTR Tsuen Wan Station. Combining the residential and retail spaces of Tsuen Wan Town Centre Redevelopment project, it will create a shopping hub in the entire region.


N


O


P

N Tuen Mun Town Plaza, Phase I

Tuen Mun Town Plaza is the largest shopping mall in the Northwest New Territories. With area 300 diversified shops and restaurants, as well as unique marketing and promotional programmes, Tuen Mun Town Plaza attracts customers from far and wide. The renovated shopping mall with approximately 700,000 sq.ft. of retail space enjoys full occupancy, generating attractive rental income for the Group.

O Olympian City 1 & 2

Olympian City 1 and 2 have a combined area of 800,000 sq. ft. The shopping malls offer a wealth of products and services unique to Hong Kong and draw crowds from all over Hong Kong.

P Island Resort Mall

Island Resort Mall is Hong Kong's largest waterfront shopping mall, featuring a spacious promenade looking out over Victoria Harbour. Consumers from all over Hong Kong come to Island Resort Mall to enjoy three levels of specialty shopping and a rich array of dining and leisure experiences. Dotted with lively cafes, bars and restaurants, the waterfront promenade is sure an ideal spot for a drink or a meal during sunset.


Q


R

Q China Hong Kong City

China Hong Kong City is one of Hong Kong's most prominent commercial complexes. Advantageously located on Canton Road, Tsim Sha Tsui - Kowloon's busiest business and tourist district - this massive development includes five broadband-enabled office towers with spectacular seaviews, a 6-storey comprehensive shopping mall, the Royal Pacific Hotel & Towers, China Ferry Terminal, bus and taxi terminals, and ample car parking facilities. It is also well served by all major means of public transport and is only a few minutes' walk from the Star Ferry Terminal and the Tsim Sha Tsui MTR station.

R The Fullerton Singapore and One Fullerton

Once home to the General Post Office, The Singapore Club and the Chamber of Commerce, The Fullerton Singapore is now a luxury hotel with 400 rooms and suites carefully designed to provide both business and leisure travellers with a sanctuary of calm and comfort in which to retreat and rejuvenate.

The Fullerton Singapore has received several prestigious awards and accolades since it opened in 2001. The Fullerton Singapore was voted the 3rd best hotel in the Top Ten Hotels in Asia category, in the 17th Condé Nast Traveller Annual Readers' Choice Awards Poll, and won the **Best New Business Hotel in Asia Pacific**, for the second year running, in the **Business Traveller Asia Pacific Awards 2003.** It was also voted **Best New Business Hotel in the World** by readers of **Business Traveller UK/Europe**. The Fullerton Square Project was the award winner in the Leisure category of **FIABCI Prix d'Excellence 2003**, the highest honour in the international real estate arena that recognised developments exhibiting excellence.

INVESTMENT PROPERTIES


S
CONRAD


T

S Conrad Hong Kong

Towering 61 floors above Hong Kong's most prestigious ad exclusive shopping and entertainment complex – Pacific Place, Conrad Hong Kong is located within the Central business district and in close proximity to major sites of interest.

The award winning hotel features 513 elegantly appointed rooms and offers business and leisure travellers the optimum in comfort, facilities and service. Renowned for their spaciousness and breathtaking views of the Peak and Victoria Harbour.

T Skyline Tower

Skyline Tower is the newest Grade "A" office tower on the northern shores of the Victoria Harbour. Strategically located in the rejuvenating commercial district of Kowloon Bay, the tower offers panoramic sea views and prestigious accommodation. Designed to meet the exacting standards demanded in a competitive market, Skyline Tower represents a new generation of spacious, functional and intelligent buildings. The 39-storey tower with sizes ranging from 1,000 sq ft to an entire floor measuring more than 28,000 sq ft.


U


V

U Tsim Sha Tsui Centre

Tsim Sha Tsui Centre was the very first development in Tsim Sha Tsui East. As such, it stands as a tribute to the Sino Group's pioneering spirit. Today, it proudly serves as the Group's headquarters.

Tsim Sha Tsui Centre remains an important office-cum-retail property. It is surrounded by several five-star hotels popular with Hong Kong residents and tourists alike.

V Raffles City Shanghai

An ultra modern prime office tower ideally located in the busiest central business area of Huangpu District. It offers 1.35 million square feet of commercial and office spaces.

(1) LAND BANK

Total land bank of 27.8 million square feet

As at 30th June, 2005, the land bank held by the Sino Group increased by 30.5% to 27.8 million square feet from 21.3 million square feet held at the end of the previous financial year, as the result of new sites the Group has acquired for the purposes of quality residential and commercial developments. The Group's land bank now comprises a well-diversified portfolio of properties: residential (58%), commercial (25%), industrial (9%), car parks (6%) and hotels (2%). Most of the residential developments currently under construction are located in popular locations throughout the territory and are conveniently served by various modes of transportation including railway and subway lines.

During the financial year 2004/2005, the Group acquired ten plots of land with a total attributable gross floor area of approximately 8 million square feet for residential and commercial developments. After taking into account of the attributable gross floor area sold in relation to projects newly completed during the financial year 2004/2005 namely Residence Oasis, Oceania Heights, The Cairnhill, Anglers' Bay, Caldecott Hill and Colonnades Court as well as previously completed projects such as Island Resort, Island Harbourview, Central Park, Park Avenue, Ocean View, The Cliveden, Parc Palais and other properties, the land bank of the Group recorded a net increase of approximately 6.5 million square feet of attributable gross floor area.

The Group's commercial and industrial buildings and car parks are held mainly for long-term investment, thereby generating a stable stream of recurrent income for the Group. The following table shows the detailed breakdown of the Group's land bank as at 30th June, 2005.

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Properties under Development	15,475,576	2,298,599	-	-	38,750	17,812,925	64%
Completed Investment Properties	245,743	4,714,488	2,157,491	1,557,664	631,929	9,307,315	33%
Completed Properties for Sales	356,760	40,738	332,122	-	-	729,620	3%
Total	**16,078,079**	**7,053,825**	**2,489,613**	**1,557,664**	**670,679**	**27,849,860**	**100%**
Percentage	**58%**	**25%**	**9%**	**6%**	**2%**	**100.0%**	

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	4,973,006	1,924,143	644,007	1,112,610	-	8,653,766	31%
Kowloon	1,121,565	2,654,615	1,845,606	391,452	-	6,013,238	22%
Hong Kong Island	321,027	1,139,890	-	53,602	165,506	1,680,025	6%
China	9,662,481	1,233,001	-	-	38,750	10,934,232	39%
Singapore	-	102,176	-	-	466,423	568,599	2%
Total	**16,078,079**	**7,053,825**	**2,489,613**	**1,557,664**	**670,679**	**27,849,860**	**100%**

(1) LAND BANK *(Continued)*


Land Bank – Breakdown by Usage
(As at 30th June)
Million Square Feet
30.0
25.0
20.0
15.0
10.0
5.0
0
2001
2002
2003
2004
2005
15.0
0.7
1.6
2.6
4.9
5.2
17.0
0.7
1.6
2.4
5.7
6.6
18.8
0.7
1.6
2.4
5.9
8.2
21.3
0.7
1.6
2.4
6.0
10.6
27.8
0.7
1.6
2.4
7.0
16.1
Hotel
Car Park
Industrial
Commercial
Residential

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR

Residence Oasis (60% owned)
TKOTL 24, MTR Hang Hau Station, Tseung Kwan O, New Territories

The Group was awarded the tender to develop a total of approximately 1.5 million square feet residential-cum-shopping mall project over the MTR Hang Hau Station in June 2002. The project comprises 2,130 residential units in 6 towers, complemented by a residential clubhouse of some 180,000 square feet. The clubhouse, which offers a wealth of leisure and sports facilities such as an 80 metres outdoor swimming pool, a 400 metres long jogging trail and barbecue facilities, is highlighted with a children's play area with an innovative design concept. Named 'Kids Town', the play area is divided into different sections, each of which has its own distinctive features and facilities that help to foster a child's all-rounded interests. To tour around the 'Town', mini electrical vehicles specially catered for the play area are also available for hire with parking spaces. The project has been well received by the market since its initial launch in 2003, and virtually all units have been sold. Its occupation permit was obtained in December 2004.

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

Oceania Heights (100% owned)
TMTL 432, Hoi Chu Road, Tuen Mun, New Territories

Located in one of the fastest growing new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means including KCR West Rail. The existing local Light Rail system provides a convenient link with new towns within North West New Territories. The site is well served by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. The project offers 544 residential flats and 29,082 square feet of retail space. Pre-sale of residential units started in July 2003. The occupation permit was obtained in September 2004. All of the residential units have now been sold. The retail space has been retained for investment purpose and occupancy was satisfactory.

The Cairnhill (25% owned)
Tsuen Wan Area 40, Lot No. 395, New Territories

This site is located at the mid-levels of Tai Mo Shan and commands a panoramic view of Tsuen Wan, the Tsing Ma Bridge and Kap Shui Mun. The development affords approximately 827,637 square feet of gross floor area of residential space comprising 770 luxurious flats. All of the residential units have been sold. The HKSAR Government gave its occupation permits for Phase I and II in September and October 2004 respectively.

The Royal Oaks (100% owned)
8 Kam Tsin South Road, Sheung Shui, New Territories, DD92 L2543

This unique low-density development is located on a scenic Sheung Shui countryside adjacent to The Hong Kong Golf Club and HKJC Beas River Country Club. The development consists of 44 quality detached country style houses. The occupation permit of this project was obtained in December 2004.

St Andrews Place (100% owned)
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories, DD94 L943

This unique low-density development, which comprises 26 quality detached houses, each with individual car-port, is situated in an exquisite area of the New Territories close to the Hong Kong Golf Club and HKJC Beas River Country Club. Occupation permit was obtained in June 2005.

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

Anglers' Bay (50% owned)
Lot No. 214 in DD387, Sham Tseng, New Territories

The development consists of some 248 residential units in 2 towers with a total gross floor area of 177,335 square feet, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge. Pre-sale started in July 2003 and occupation permit was issued in October 2004. Approximately 99% of the residential units have been sold.

Caldecott Hill (33.3% owned)
NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, will provide 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula. The project, was marketed in March 2004 with 81% of the units sold. Occupation permit was issued in November 2004.

(3) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED IN PREVIOUS YEAR

Ocean View (100% owned)
1 Po Tai Street, Ma On Shan, New Territories

Located in one of the fastest growing new towns and easily accessible by various means of public transport including the Ma On Shan Rail link, Ocean View incorporates a number of environmentally friendly features such as balconies, a material recovery room on each floor, naturally ventilated car parks and outdoor solar lighting systems. The tastefully landscaped garden area located on the podium provides a relaxing ambience. The project, which was completed in August 2003, provides a total of 911 residential flats and approximately 110,000 square feet of indoor and outdoor clubhouse facilities. All of the residential units have now been sold.

Imperial Villas Phase I and II (100% owned)
1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories

Located in Ping Shan adjacent to the Light Rail's Tong Fong Station, the development comprises a low-rise residential compound offering a total of 298 flats. Occupation permits for Phase I and II were obtained in October and November 2003 respectively. The projects have completely been sold out.

(3) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED IN PREVIOUS YEAR *(Continued)*

The Cliveden (50% owned)
98 Route Twist, Tsuen Wan Area 40, New Territories

Commanding panoramic views of Tsuen Wan, the Tsing Ma Bridge and Kap Shui Mun, the project is located in the mid-levels of Tai Mo Shan. Occupation permit for this project was obtained in September 2003. The development will provide 225,075 square feet of residential space comprising 210 luxurious flats. Over 98% of the units have been sold.

Parc Palais (30% owned)
18 Wylie Road, King's Park, Kowloon

This luxurious residential estate consists of 700 flats and a 3-storey clubhouse/car park podium and is located in King's Park, one of the most sought after residential areas of Kowloon. The development was completed in February 2004 and approximately 92% of the total number of residential units has already been sold by now since it was launched onto the market in August 2003.

(4) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES

Mount Beacon (33.3% owned)
NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon

The site is close to the City University of Hong Kong and within easy walking distance from the MTR and KCR Kowloon Tong Station. Mount Beacon offers 197 residential flats and 22 luxurious townhouses with a full range of clubhouse facilities. The project was marketed in July 2005 and received encouraging response from home buyers. The development is scheduled for completion in April 2006.

One SilverSea (100% owned)
KIL 11158, Hoi Fai Road, West Kowloon

The site is located at the waterfront of West Kowloon Reclamation area. It is adjacent to Island Harbourview and is about a 5-minute walk from the MTR Olympic Station. Upon the scheduled completion in April 2006, approximately 700 residential flats and 112,483 square feet of commercial space will be provided. This project is expected to be marketed in the financial year 2005/2006.

(4) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Tsuen Wan Town Centre Redevelopment (100% owned)
TWTL 398, Tai Ho Road/Yeung Uk Road, Tsuen Wan

The Group received a joint venture contract from the Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site in July 2002. The site is opposite to the Tsuen Wan City Hall and about a 8-minute walk from the MTR Tsuen Wan Station and a 5-minute walk from Tsuen Wan West Station on KCR West Rail. Approximately 1,466 residential flats in 5 towers with a total gross floor area of approximately 1.15 million square feet and over 245,000 square feet of retail space are expected to be built. This project is expected to be completed in December 2006.

Ho Tung Lau Site (100% owned)
STTL 470, Shatin, New Terriotries

The Group was awarded the development rights of Ho Tung Lau from KCRC in November 2002. The site is next to the KCRC's office in Fo Tan and opposite to Shatin Race course. It is only a 1-minute walk from the KCR Fo Tan Station. Upon its completion which is scheduled in October 2007, the project will yield some 1.3 million square feet of residential space providing approximately 1,330 units in 10 towers and 21,528 square feet of retail space.

KCR Wu Kai Sha Station Site (100% owned)
STTL 530, Wu Kai Sha, New Territories

On 24th June 2005, the Group was awarded the tender by Kowloon-Canton Railway Corporation to develop a 367,601 square feet site atop of the KCR Wu Kai Sha Station. Upon completion, the project will yield a total of 1.8 million square feet of residential space and 32,292 square feet of retail space. It is anticipated that a total of approximately 2,528 high quality residential units with special features and design will be built on this project over a period of 3 to 4 years. The foundation and piling works have been completed.

53 Conduit Road, Hong Kong (100% owned)
The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong Island, Hong Kong

In August 2004, the Group successfully won a tender from a private landlord to redevelop this prime residential site. This luxury residential development will yield a total of 64,957 square feet of gross floor area. Design plan is being carried out. Construction is expected to be completed in the financial year 2007/2008.

(4) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

464-474 Castle Peak Road, Sham Shui Po, Kowloon (100% owned)
New Kowloon Inland Lot No. 1175-1177, Kowloon

In August 2004, the Group entered into a sale and purchase agreement for a site of approximately 6,449 square feet located in 464-474 Castle Peak Road, Sham Shui Po, Kowloon. The site will be used for residential and retail developments. The project is only a 5-minute walk from MTR Lai Chi Kok Station. A total of approximately 48,364 square feet of gross floor area with 80 residential units will be built. The project is expected to be completed in June 2007.

Fuk Wing Street and Fuk Wa Street, Sham Shui Po, Kowloon (100% owned)
New Kowloon Inland Lot No. 6425, Kowloon

In September 2004, the Group successfully won the joint development contract from Urban Renewal Authority to develop the site at Fuk Wing Street/Fuk Wa Street in Sham Shui Po, which is only a 2-minute walk from the MTR Sham Shui Po Station. On completion, the development will yield a total of approximately 134,044 square feet of gross floor area. The site will be developed for residential and retail purposes. Approximately 155 units will be built for this project. The project is scheduled for completion in September 2007.

Yeung Uk Road, Tsuen Wan, New Territories (100% owned)
TWTL 394, Tsuen Wan, New Territories

The Group was awarded the development rights by Urban Renewal Authority to redevelop a site in Yeung Uk Road in Tsuen Wan in April 2004. The development will be well served by a wide range of public transportation namely KCR West Rail which is only a few minutes walk from the KCR Tsuen Wan West Station as well as MTR Tsuen Wan Station. Upon completion, this development will offer approximately 287,000 square feet of residential space and 192,000 square feet of retail space. Approximately 243 units will be built on completion. Combining the residential and retail spaces of Tsuen Wan Town Centre Redevelopment project, it will create a shopping hub in the entire region. Construction will be completed in August 2008.

(4) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

305 Castle Peak Road, Sham Shui Po, Kowloon (100% owned)
NKIL 939, Sham Shui Po, Kowloon

Acquired in October 2004, the site is located in Sham Shui Po area and it is about a 3-minute walk from MTR Cheung Sha Wan Station. The development affords approximately 110 residential units with a total gross floor area of 64,800 square feet. The project is scheduled for completion in January 2008.

Ma Wo, Tai Po, New Territories (100% owned)
TPTL 179, Tai Po, New Territories

In November 2004, the Group entered into a sale and purchase agreement for an agricultural land of 63,603 square feet in Ma Wo, Tai Po, New Territories. The site will be used for residential development. Modification of the lease has been granted by the HKSAR Government.

Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay, Kowloon (100% owned)
NKIL 6310, Kowloon Bay, Kowloon

The site was acquired through a land auction on 22nd February, 2005. Conveniently located near MTR Kowloon Bay Station and the East Kowloon Expressway and in a fast-growing commercial area, this commercial building will offer approximately 609,027 square feet of gross floor area upon completion in November 2008. It is anticipated that a mix of office and retail spaces will be built to optimise rental returns.

256 Hennessy Road, Wan Chai, Hong Kong Island (100% owned)
HKIL 2769, Wan Chai, Hong Kong

The site was acquired in December 2004. It is conveniently located in a vibrant business area near MTR Wan Chai Station. The site is used for commercial development. Upon completion expected in June 2007, the building will contain 71,862 square feet of commercial space.

(4) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Honey Lake, Shenzhen, PRC (50% owned)
Shenzhen Lot No. B303-0041, Futian, Shenzhen, PRC

The Group has formed a 50/50 joint venture with a renowned property company to acquire a prime site in Honey Lake, Shenzhen from a public land auction held in April 2004. The site will be developed into a residential area with approximately 66% of total gross floor area allocated for building high-rise blocks and 34% low-rise. It is expected that a total of approximately 1.4 million square feet of gross floor area will be built with approximately 700,000 square feet attributable to the Group. The project is scheduled for completion in December 2006. Foundation and piling works have been completed. It is expected that the project will be marketed in the financial year 2005/2006.

Chengdu Site, Sichuan, PRC (20% owned)
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

This site will be jointly developed with a renowned property company. Upon completion, the site will yield approximately 13 million square feet of residential, commercial and hotel spaces. The project will be completed in phases in and beyond December 2010.

Zhangzhou Site, Fujian Province, PRC (100% owned)
2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC

The site was acquired on 2nd June, 2005 with a substantial portion designated for residential development and a minor portion for commercial use. Upon completion which is expected to be by phases and beyond 2014, a total of approximately 5.3 million square feet of gross floor area will be built.

(5) INVESTMENT PROPERTIES

9.3 million square feet of completed investment properties with diversified uses

The Group's completed investment portfolio, including attributable share in associated companies, was 9.3 million square feet as at 30th June, 2005. The portfolio comprises properties of diversified usage:

Use	Percentage
Office/Retail	51%
Industrial	23%
Car parks	17%
Hotels	7%
Residential	2%

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue was increased to HK$1,226 million for this financial year. The following table presents the breakdown of investment properties:

	By Usage (Gross Floor Area in Square Feet)						
	Commercial	Industrial	Car parks	Hotels	Residential	Total Area	Percentage
Completed Investment Properties	4,714,488	2,157,491	1,557,664	631,929	245,743	9,307,315	100%
Percentage	51%	23%	17%	7%	2%	100%	


Gross Rental Income
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)
(HK$ Million)
1,240
1,220
1,200
1,180
1,160
1,140
1,120
1,100
1,080
1,060
1,040
1,115
1,106
1,110
1,133
1,226
2001
2002
2003
2004
2005
Year

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories

In the seventeen years since its completion, Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus, the local Light Rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transport system that links the western New Territories. The complex is fully leased with a stable rental income contribution to the Group.

Olympian City 1 and 2 (30% and 42.5% owned respectively)
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon

These two shopping malls are part of the developments which surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. Both Olympian City 1 and 2 are inter-connected and linked to the MTR Olympic Station and offer in excess of 650,000 square feet of retail spaces. This development is only 5 minutes from Central and about 18 minutes to Chek Lap Kok Airport on the MTR's Tung Chung Line.

Olympian City 2, with its 3 levels of shopping, 80,000 square feet of open piazza, a variety choices of retail outlets, a cinema and a bowling alley not only affords the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine in a wide selection of restaurants. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen which provide visual entertainment and other information to shoppers. To further enhance pedestrian flow and the popularity of the mall and promote customer loyalty, activities such as stage performance, lucky draw, family oriented events and joint promotions with movie companies and broadcasting media are organised on a regular basis. The mall achieved high occupancy throughout the year.

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space with about 80 retail outlets and restaurants over three levels and in excess of 1,200 car parks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange equipped with a state-of-the-art digital electronic information system. Served by different bus companies with more than 20 bus routes, it links popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where one can enjoy the view of the Victoria Harbour. The mall enjoys high occupancy.

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon

China Hong Kong City, a development of 2.6 million square feet incorporating retail, offices, traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to it's being recognised as the 'Golden Gateway to China'. With a continued expansion in traffic between Hong Kong and China's coastal cities (including Macau), the pedestrian flow in the complex is enjoying encouraging growth, underpinning good business opportunities for office tenants and the retail tenants. The renovation of the retail space was completed in November 2003. The new retail ambience will reflect contemporary European style and inspiration. This new architectural design and finishes, coupled with a new and exciting retail mix, promises a new shopping experience for visitors, commuters and shoppers. With this facelift, pedestrian flow recorded strong growth and demand for the retail space showed improvement.

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

The Fullerton Singapore and One Fullerton (100% owned)
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Financial and Business District and on the seafront. Re-developed into a prestigious, world-class, 5-star deluxe hotel with 400 rooms and suites and linked by a subway with its adjacent commercial complex on the seafront, the project was completed in December 2000 and has been very well received. During the financial year 2004/2005, the hotel achieved robust growth mainly due to rising business activities.

The project has received a number of awards in recognition of its architectural design and concept. Awards received include Awards of Excellence by Urban Land Institute (2004), FIABCI Prix d'Excellence under the Leisure Category Winner (2003), Urban Redevelopment Authority Architectural Heritage Award 2001 and the Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category). In terms of quality of product and service, the hotel was on the Conde Nast Traveller Gold List (2005) and was awarded the third in Conde Nast Traveller Readers' Choice Awards Top Ten Hotels, Asia Category in 2004. It was voted as one of the World's Best Hotels by Institutional Investor and bestowed SPRING Singapore (Standards, Productivity and Innovation Board) Singapore Service Class Award in 2004.

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major retail-shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region.

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia and the tallest reinforced concrete building in the world. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy is satisfactory.

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Skyline Tower (50% owned)
39 Wang Kwong Road, Kowloon Bay, Kowloon

This office redevelopment project located next to the East Kowloon Expressway was formerly known as Ahafa Cargo Centre and is about an 8-minute walk from the MTR Kowloon Bay Station. The project was completed in November 2003, providing a total attributable gross floor area of 413,915 square feet. It is now 92% leased with favourable rental rate.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular eateries nearby.

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong

This 26-storey building located in Kwun Tong is approximately 3-minute walk from the MTR Kwun Tong Station. The property has been converted its usage from industrial to office building. The project was completed in November 2001 and its occupancy rate is high.

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The project has enjoyed high occupancy.

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building is a popular choice for trading and manufacturing companies requiring office space. The completion of East Tsim Sha Tsui Extension on the KCR East Rail has been instrumental in bringing in more shoppers' traffic into the area. Tsim Sha Tsui Promenade Beautification Scheme scheduled for completion by phases by 2006 will further boost traffic flow to the area as well. The occupancy rate for this property is satisfactory.

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and incorporates a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet gross floor area of space and a 32,500 square feet shopping podium.

Omega Plaza (100% owned)
32 Dundas Street, Kowloon

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium.

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained satisfactory occupancy.

(6) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoy high occupancy.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping podium and a basement car-park.

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property is fully let.

Commercial Parts of Rosedale Gardens (100% owned)
133 Castle Peak Road, Tuen Mun, New Territories

Acquired in May 2005, the commercial parts of Rosedale Gardens comprise two-level shopping arcade of approximately 35,213 square feet and 38 carparking spaces. It is conveniently located near KCR Light Rail's Ho Fuk Tong Station.

Raffles City Shanghai (19% owned)
Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai

The building is jointly developed by several international property developers. The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The project was completed in October 2003, yielding a total of 1.35 million square feet of gross floor area. The retail precinct is fully occupied whereas the office space has enjoyed high occupancy.

(7) CHINA MARKET

The Group has adopted a focused and selective approach in managing its investments in Mainland China following the successful completion and marketing of the first development, Beverly Garden, as well as the completion of Colonnades Court both in Xiamen. The Group has 10 major developments currently under development in prime locations in Shenzhen, Chengdu, Xiamen, Fuzhou, Guangzhou and Zhangzhou with a total developable and attributable gross floor area of 10.7 million square feet. Of the total, 90.5% are residential developments, 9.1% commercial and 0.4% hotel which will be completed in phases to cater to the needs of the respective markets.

The overall land cost and carrying cost of these projects are low. Hence, the management believes that these projects will generate reasonable earnings in the long term.

(8) CORPORATE AFFAIRS

Strong balance sheet position

With a steady recurrent income base from the property investment portfolio and proceeds from its property sales, the Group has continued to maintain a sound financial position with healthy cash-flow. Gearing ratio has been managed at 22.7%. The Group has retired a total of HK$1.8 billion debts during the year.

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks and investors. The Corporate Finance Department has used various channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino-land.com) to disseminate information on the Group's latest developments. During the financial year 2004/2005, we have attended a total of 4 investor conferences and participated in 13 non-deal roadshows.

Date	Type	Region/Country	Organiser
Jul-04	Non-deal roadshow	Europe	BNP Paribas Peregrine
Sep-04	Non-deal roadshow	Hong Kong	HSBC Securities (Asia) Ltd.
Sep-04	Non-deal roadshow	Singapore	DBS Vickers (Hong Kong) Limited
Oct-04	Non-deal roadshow	London	CLSA Limited
Oct-04	Non-deal roadshow	United States	Citigroup Global Markets Asia Limited
Nov-04	Conference	Singapore	Morgan Stanley Dean Witter Asia Ltd.
Nov-04	Non-deal roadshow	Singapore	J.P. Morgan Securities (Asia Pacific) Limited
Dec-04	Non-deal roadshow	United States	J.P. Morgan Securities (Asia Pacific) Limited
Dec-04	Non-deal roadshow	Tokyo	Daiwa Institute of Research (H.K.) Ltd.
Jan-05	Conference	Shanghai	UBS Securities Asia Limited
Feb-05	Conference	London	ABN AMRO Asia Limited
Mar-05	Non-deal roadshow	Hong Kong	CLSA Limited
Apr-05	Non-deal roadshow	United States	CLSA Limited
Apr-05	Non-deal roadshow	United States	Goldman Sachs (Asia) L.L.C.
Apr-05	Non-deal roadshow	Europe	J.P. Morgan Securities (Asia Pacific) Limited
May-05	Conference	Hong Kong	Deutsche Bank
Jun-05	Non-deal roadshow	Australia	Macquarie Securities Limited

(8) CORPORATE AFFAIRS *(Continued)*

During the financial year 2004/2005, Sino Land was awarded 'Overall Most Improved Company for Best-Management Practices 2004' by Asiamoney. In June 2005, Sino Land was re-admitted as one of the Hang Seng Index Constituent Stocks.

Sino Club has close to 60,000 members

Sino Club, established in July 1997, has now grown to a membership base of close to 60,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, Sino Club has bridged the gap with its members through newsletter, web site and e-mail.

Efforts have also been put into focusing more on web-based channels of communication to help save paper. Members are offered a wide range of shopping and hospitality incentives at the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of its most important management objectives, and an integral part of building professionalism and integrity and maintaining excellence in service quality. During the year, the Group organised various types of training programmes for its employees to further enhance staff development and productivity. The Group arranges a broad range of seminars and training in customer service, language, environmental conservation and information technology to broaden the knowledge, skill and ultimately the quality of service provided by its employees. The Group takes advantage of the many different channels of communication available, including the Internet and internal computer network facilities to promote the exchange of information and improve efficiency.

(9) PROPERTY MANAGEMENT

To upgrade service and maintain customers' satisfaction

As a vertically integrated company, the Group provides property management, cleaning, security, building maintenance and related services through its wholly-owned subsidiaries, Sino Estates Management Limited, Sino Estates Services Limited, Best Result Cleaning Services Limited, Sino Security Services Limited and its associated company, Sino Parking Services Limited. The property management portfolio will continuously expand in tandem with the property development programme of the Group. Currently, the Group's management portfolio consists of some 160 projects with an aggregate gross floor area in excess of 46 million square feet, which, aside from properties within the Group includes other private estates and Government shopping malls.

(9) PROPERTY MANAGEMENT *(Continued)*

During the financial year 2004/2005, the Group conducted comprehensive training programme on a regular basis, covering all aspects of property management, the main emphasis being on customer service. Management continues to stress the need for excellent communication and to this end actively encourages staff to attend the various language courses provided by the Group. The course in Putonghua has received particular attention.

The Group has continued its practice of appointing experienced senior personnel as 'Centre Manager' for its seven most important complexes, namely, Tsim Sha Tsui Centre, Tuen Mun Town Plaza, Pacific Palisades, Hong Kong Gold Coast, China Hong Kong City, Olympian City 1 and 2 and Island Resort, with the responsibility of ensuring smooth and efficient management in the interests of its tenants and of the Group.

To cope with the Group's expansion of its property management operations and to meet customers' expectations of quality service and lifestyle environments, the Group will continue to review, and where necessary upgrade, its services to achieve ever higher standards of property management services.

The Group has fully implemented the internet-based property management information system called iPromise® in 2005. Developed jointly by Hong Kong Productivity Council and Sino Estates Management Limited, the system enables the property management arm of the Group to adopt a more systematic, structural and efficient approach to property management. Communication among departments of the Group has been enhanced, team work improved, resulting in a better quality of service to our customers. It also transforms the manual-based management to knowledge-based management.

Sino Estates Management Limited, Sino Security Services Limited and Best Result Cleaning Services Limited will continue to explore new business opportunities and widen the scope of their business activities to enhance shareholders' value.

Deloitte.
德勤

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 79 to 143 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 22nd September, 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2005

	NOTES	2005 HK$	2004 HK$
Turnover	5	**4,150,741,802**	4,230,240,789
Cost of sales		**(1,399,411,315)**	(2,035,979,697)
Direct expenses		**(667,533,710)**	(723,201,592)
		2,083,796,777	1,471,059,500
Increase in fair value of investment properties		**1,828,505,571**	–
Other operating income		**45,076,413**	35,696,383
Profit on disposal of investments in other securities		**108,548,998**	–
Unrealised holding gain on investments in trading securities		**133,934,961**	79,455,206
Impairment loss on investments in other securities		**–**	(17,621,750)
Administrative expenses		**(395,298,361)**	(344,679,005)
Profit from operations	7	**3,804,564,359**	1,223,910,334
Finance income	8	**69,668,496**	82,629,643
Finance costs	9	**(147,517,188)**	(157,255,760)
Net finance costs		**(77,848,692)**	(74,626,117)
Results attributable to associates	10	**2,439,448,459**	510,139,155
Profit on disposal of a subsidiary		**57,000,000**	–
Loss on disposal of associates		**–**	(7,558,625)
Profit before taxation		**6,223,164,126**	1,651,864,747
Income tax expense	13	**(709,964,389)**	(235,781,904)
Profit before minority interests		**5,513,199,737**	1,416,082,843
Minority interests		**(288,169,923)**	(7,256,218)
Net profit for the year		**5,225,029,814**	1,408,826,625
Dividends	14	**669,627,706**	286,180,109
Earnings per share	15		
Basic		**120.87 cents**	35.32 cents
Diluted		**117.04 cents**	33.55 cents

BALANCE SHEETS

At 30th June, 2005

	NOTES	THE COMPANY 2005 HK$	THE COMPANY 2004 HK$	THE GROUP 2005 HK$	THE GROUP 2004 HK$ (as restated)
Non-current assets					
Investment properties	16	–	–	**18,882,180,537**	16,875,663,820
Hotel property	17	–	–	**1,179,346,094**	1,179,346,094
Property, plant and equipment	18	–	–	**65,831,426**	62,646,286
Interests in subsidiaries	19	**25,882,319,489**	23,774,143,590	–	–
Interests in associates	20	**518,581,342**	519,527,714	**10,862,541,981**	9,908,676,879
Investments in securities	21	**948,238,960**	877,875,616	**1,541,060,100**	1,407,632,220
Advances to investee companies	22	–	–	**18,786,862**	20,281,519
Other non-current asset		**300,000**	300,000	**300,000**	300,000
Long-term loans receivable	23	–	–	**417,554,118**	571,690,106
		27,349,439,791	25,171,846,920	**32,967,601,118**	30,026,236,924
Current assets					
Properties under development		–	–	**10,701,273,470**	8,665,188,659
Stocks of unsold properties	24	–	1,356,914	**1,508,162,626**	418,271,442
Hotel inventories		–	–	**20,928,947**	20,955,153
Investments in securities	21	**572,753,353**	439,365,162	**575,025,853**	441,090,161
Amounts due from associates	20	**4,405,389**	62,524,185	**1,416,080,967**	1,629,526,939
Accounts and other receivables	25	**5,976,706**	8,630,749	**929,221,029**	1,089,835,394
Current portion of long-term loans receivable	23	–	–	**21,243,879**	126,700,514
Taxation recoverable		–	–	**225,700,971**	180,398,723
Restricted bank deposits		–	–	**184,232,581**	238,393,749
Time deposits, bank balances and cash		**553,822**	533,885	**2,727,962,734**	2,769,019,851
		583,689,270	512,410,895	**18,309,833,057**	15,579,380,585
Current liabilities					
Accounts and other payables	26	**2,357,880**	1,902,763	**1,491,980,103**	5,124,777,152
Amounts due to associates	20	**40,804,350**	2,747,133	**263,821,581**	226,948,675
Taxation payable		–	–	**234,612,742**	117,542,200
Current portion of long-term unsecured bank loans	27	–	–	–	13,102,740
Current portion of long-term secured bank loans	27	–	–	**386,447,000**	212,000,000
Bank loans and overdrafts					
– secured		**4,564,000**	4,564,000	**193,964,000**	1,212,708,600
– unsecured		–	–	–	218,379,000
Secured other loans		–	–	**28,443,781**	87,729,220
		47,726,230	9,213,896	**2,599,269,207**	7,213,187,587
Net current assets		**535,963,040**	503,196,999	**15,710,563,850**	8,366,192,998
		27,885,402,831	25,675,043,919	**48,678,164,968**	38,392,429,922

BALANCE SHEETS *(Continued)*

At 30th June, 2005

	NOTES	THE COMPANY 2005 HK$	THE COMPANY 2004 HK$	THE GROUP 2005 HK$	THE GROUP 2004 HK$ (as restated)
Capital and reserves					
Share capital	30	**4,348,057,662**	4,306,022,975	**4,348,057,662**	4,306,022,975
Share premium and reserves	31	**23,537,345,169**	21,368,665,244	**30,280,482,190**	25,456,795,870
		27,885,402,831	25,674,688,219	**34,628,539,852**	29,762,818,845
Minority interests		–	–	**40,657,133**	(585,933)
Non-current liabilities					
Long-term borrowings					
– due after one year	27	–	–	**10,096,297,482**	4,907,333,232
Deferred taxation	32	–	–	**1,666,269,332**	1,413,090,697
Advances from subsidiaries	33	–	355,700	–	–
Advances from associates	34	–	–	**1,877,508,835**	1,941,668,613
Advances from minority shareholders	35	–	–	**368,892,334**	368,104,468
		–	355,700	**14,008,967,983**	8,630,197,010
		27,885,402,831	25,675,043,919	**48,678,164,968**	38,392,429,922

The financial statements on pages 79 to 143 were approved and authorised for issue by the Board of Directors on 22nd September, 2005 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Raymond TONG Kwok Tung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2005

	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	*Investment* property revaluation reserve *HK$*	*Other* security revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
THE GROUP								
At 1st July, 2003								
– as originally stated	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
– prior year adjustment *(Note 2)*	–	–	–	(1,246,088,019)	–	–	–	(1,246,088,019)
– as restated	3,886,334,280	9,351,563,039	164,246,000	2,433,829,664	(119,967,731)	(1,829,875)	7,272,818,196	22,986,993,573
Surplus on revaluation	–	–	–	3,448,271,547	301,662,998	–	–	3,749,934,545
Deferred tax liability arising on revaluation of investment properties	–	–	–	(550,883,119)	–	–	–	(550,883,119)
Share of surplus on revaluation of investment properties of associates	–	–	–	907,238,705	–	–	–	907,238,705
Deferred tax liability arising on revaluation of investment properties of associates	–	–	–	(134,185,738)	–	–	–	(134,185,738)
Share of surplus on revaluation of investment properties by minority shareholders	–	–	–	(25,005,189)	–	–	–	(25,005,189)
Deferred tax liability arising on revaluation of investment *properties attributable to minority* shareholders	–	–	–	197,680	–	–	–	197,680
Exchange differences arising on translation of operations outside Hong Kong	–	–	–	–	–	(5,626,572)	–	(5,626,572)
Net profits (losses) not recognised in the consolidated income statement	–	–	–	3,645,633,886	301,662,998	(5,626,572)	–	3,941,670,312
Shares issued in lieu of cash dividends	44,688,695	–	–	–	–	–	–	44,688,695
Shares issued upon conversion of convertible notes	375,000,000	–	–	–	–	–	–	375,000,000
Premium on issue of shares upon scrip dividends	–	163,200,881	–	–	–	–	–	163,200,881
Premium on issue of shares upon conversion of convertible notes	–	1,125,000,000	–	–	–	–	–	1,125,000,000
Shares issue expenses	–	(482,065)	–	–	–	–	–	(482,065)
Revaluation reserves released on disposals	–	–	–	1,447,740	38,978	–	–	1,486,718
Impairment loss charged to consolidated income statement	–	–	–	–	2,614,215	–	–	2,614,215
Net profit for the year	–	–	–	–	–	–	1,408,826,625	1,408,826,625
Final dividend – 2003	–	–	–	–	–	–	(77,726,686)	(77,726,686)
Interim dividend – 2004	–	–	–	–	–	–	(208,453,423)	(208,453,423)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For the year ended 30th June, 2005

	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
At 30th June, 2004 and 1st July, 2004								
– as restated	4,306,022,975	10,639,281,855	164,246,000	6,080,911,290	184,348,460	(7,456,447)	8,395,464,712	29,762,818,845
– effect of change in accounting policy *(Note 2)*	–	–	–	(6,080,911,290)	–	–	6,080,911,290	–
– as restated	4,306,022,975	10,639,281,855	164,246,000	–	184,348,460	(7,456,447)	14,476,376,002	29,762,818,845
Surplus on revaluation	–	–	–	–	96,643,774	–	–	96,643,774
Exchange differences arising on translation of operations outside Hong Kong	–	–	–	–	–	(2,925,512)	–	(2,925,512)
Net profits (losses) not recognised in the consolidated income statement	–	–	–	–	96,643,774	(2,925,512)	–	93,718,262
Shares issued in lieu of cash dividends	69,838,687	–	–	–	–	–	–	69,838,687
Premium on issue of shares upon scrip dividends	–	441,325,821	–	–	–	–	–	441,325,821
Shares issue expenses	–	(60,000)	–	–	–	–	–	(60,000)
Cancellation upon repurchase of own shares	(27,804,000)	–	27,804,000	–	–	–	(205,881,047)	(205,881,047)
Revaluation reserves released on disposals	–	–	–	–	(88,622,824)	–	–	(88,622,824)
Net profit for the year	–	–	–	–	–	–	5,225,029,814	5,225,029,814
Final dividend – 2004	–	–	–	–	–	–	(301,421,608)	(301,421,608)
Interim dividend – 2005	–	–	–	–	–	–	(368,206,098)	(368,206,098)
At 30th June, 2005	**4,348,057,662**	**11,080,547,676**	**192,050,000**	**–**	**192,369,410**	**(10,381,959)**	**18,825,897,063**	**34,628,539,852**

Notes:

(i) At 30th June, 2005, retained profits in the sum of HK$47,651,784 (2004: HK$41,972,544) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

(ii) At 30th June, 2005, the retained profits of the Group included retained profits of HK$2,014,792,729 (2004: HK$388,501,211 as restated) attributable to the associates of the Group.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2005

	NOTES	2005 HK$	2004 HK$
OPERATING ACTIVITIES			
Profit from operations		**3,804,564,359**	1,223,910,334
Adjustments for:			
Depreciation		**18,978,937**	14,613,195
Loss on disposal of property, plant and equipment		**609,209**	1,495,281
Increase in fair value of investment properties		**(1,828,505,571)**	–
Unrealised holding gain on investments in trading securities		**(133,934,961)**	(79,455,206)
Profit on disposal of investments in other securities		**(108,548,998)**	–
(Profit) loss on disposal of investment properties		**(467,207)**	4,152,457
Impairment loss on investments in other securities		**–**	17,621,750
Operating cash flows before movements in working capital		**1,752,695,768**	1,182,337,811
Increase in properties under development		**(3,666,129,043)**	(1,805,847,613)
Decrease in stocks of unsold properties		**565,954,407**	2,085,668,447
Decrease in hotel inventories		**26,206**	89,712
Decrease (increase) in accounts and other receivables		**161,102,768**	(53,407,435)
(Decrease) increase in accounts and other payables		**(3,635,426,110)**	1,620,106,169
Net change in current accounts with associates		**250,318,878**	(266,857,388)
Net cash (used in) from operations		**(4,571,457,126)**	2,762,089,703
Hong Kong Profits Tax paid		**(107,979,624)**	(257,362,920)
NET CASH (USED IN) FROM OPERATING ACTIVITIES		**(4,679,436,750)**	2,504,726,783
INVESTING ACTIVITIES			
Repayments from associates		**738,891,335**	1,495,128,801
Dividends received from associates		**540,990,000**	397,010,000
Proceeds from disposal of investments in other securities		**269,927,530**	11,543,695
Decrease (increase) in long-term loans receivable		**259,592,623**	(102,708,344)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed of)	36	**139,996,378**	–
Interest received		**69,668,496**	82,629,643
Decrease (increase) in restricted bank deposits		**54,161,168**	(231,539,583)
Proceeds from disposal of investment properties		**15,717,000**	19,727,900
Repayments from (advances to) investee companies		**1,494,657**	(7,328,955)
Proceeds from disposal of property, plant and equipment		**594,281**	20,951
Acquisition of additional interests in subsidiaries		**326,765**	–
Purchase of investments in other securities		**(286,786,193)**	(129,047,194)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	37	**(133,087,186)**	–
Purchase of investment properties		**(102,085,419)**	(3,375,364)
Acquisition of associates		**(74,280,999)**	(18,876,552)
Purchase of property, plant and equipment		**(23,367,567)**	(6,946,929)
Additions of hotel property		**–**	(768,013)
NET CASH FROM INVESTING ACTIVITIES		**1,471,752,869**	1,505,470,056

	2005	2004
	HK$	*HK$*
FINANCING ACTIVITIES		
New bank and other loans	**3,382,514,561**	1,244,520,109
Issue of convertible bonds	**2,500,000,000**	–
Repayments of bank and other loans	**(1,769,672,260)**	(3,096,586,335)
Repurchase of own shares	**(205,881,047)**	–
Interest paid	**(186,504,146)**	(174,002,265)
Dividends paid to minority shareholders	**(165,878,323)**	(144,000)
Dividends paid	**(158,463,198)**	(78,290,533)
Repayments to minority shareholders	**(80,587,433)**	(175,002,326)
Repayments to associates	**(64,159,778)**	(24,981,237)
Convertible bonds issue costs paid	**(49,163,280)**	–
Loan arrangement fees paid	**(19,250,000)**	(4,312,966)
Commitment fees paid	**(9,328,730)**	(19,615,465)
Shares issue expenses paid	**(60,000)**	(482,065)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**3,173,566,366**	(2,328,897,083)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(34,117,515)**	1,681,299,756
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**2,764,455,851**	1,080,391,668
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**(6,939,602)**	2,764,427
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**2,723,398,734**	2,764,455,851
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Time deposits, bank balances and cash	**2,727,962,734**	2,769,019,851
Bank overdrafts	**(4,564,000)**	(4,564,000)
	2,723,398,734	2,764,455,851

1. GENERAL

The Company is a listed public limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited, a public limited company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 44.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

Since 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKAS(s)") and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combination", which is applicable for business combinations for which the agreement date is on or after 1st January, 2005.

HKFRS 3 Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations", which is applicable for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions of subsidiaries and associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has continued amortising such goodwill till 30th June, 2005 and will discontinue amortising such goodwill from 1st July, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition.

Discount on acquisition (previously known as negative goodwill)

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place.

In previous years, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to discount on acquisition previously presented as a deduction from assets, the Group has continued amortising such discount till 30th June, 2005 and will discontinue amortising and derecognise all discount on acquisition at 1st July, 2005 with a corresponding increase in retained profits.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS *(Continued)*

The Group has applied HKFRS 3 for the acquisition of subsidiaries and associates for which the agreement dates are on or after 1st January, 2005. As there was no goodwill or discount on acquisition arose from such acquisitions, HKFRS 3 did not have material impact on the Group for the year ended 30th June, 2005.

In the current year, the Group has early adopted the following new HKFRSs. The revised accounting policies are set out in Note 4.

HKAS 40	**Investment Property**
HKAS Interpretation 21	**Income Taxes – Recovery of Revalued Non-Depreciable Assets**

The Group has elected to use the fair value model to account for its investment properties which requires increase or decrease in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under Statement of Standard Accounting Practice 13 "Accounting for investment properties" ("SSAP 13") issued by the HKICPA were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st July, 2004 onwards. The amount held in investment property revaluation reserve at 1st July, 2004 of HK$6,080,911,290 has been transferred to the Group's retained profits (see Note 3 for the financial impact).

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HKAS Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the properties at each balance sheet date. In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated and the balance on the Group's investment property revaluation reserve at 1st July, 2003 has been decreased by HK$1,246,088,019 (see Note 3 for the financial impact).

For those new HKFRSs that the Group has not early adopted in the financial statements for the year ended 30th June, 2005, the Group is in the process of making an assessment of the potential impact of those new HKFRSs but is not yet in a position to determine whether those new HKFRSs would have an effect on the results of operations and financial position of the Group. Those new HKFRSs may result in change in the future as to how the results and financial position of the Group are prepared and presented.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of changes in the accounting policies mentioned in Note 2 on the results for current year are as follows:

For the year ended 30th June, 2005

	HKAS 40 *HK$*	HKAS Interpretation 21 *HK$*	Total effect *HK$*
Increase in cost of sales	(8,975,036)	–	(8,975,036)
Increase in fair value of investment properties	1,828,505,571	–	1,828,505,571
Increase in results attributable to associates	1,311,145,426	–	1,311,145,426
Decrease in profit on disposal of a subsidiary	(43,440,390)	–	(43,440,390)
Increase in deferred tax on revaluation of investment properties for subsidiaries and associates	–	(312,239,610)	(312,239,610)
(Increase) decrease in minority interests	(72,600,000)	367,500	(72,232,500)
Increase (decrease) in net profit for the year	3,014,635,571	(311,872,110)	2,702,763,461

The cumulative effects of the early adoption of the new HKFRSs as at 30th June, 2004 and 1st July, 2004 are summarised below:

	As at 30th June, 2004 (originally stated) *HK$*	Retrospective adjustments HKAS Interpretation 21 *HK$*	As at 30th June, 2004 (restated) *HK$*	Adjustments on 1st July, 2004 HKAS 40 *HK$*	As at 1st July, 2004 (restated) *HK$*
Balance sheet items					
Interests in associates	10,467,487,485	(558,810,606)	9,908,676,879	-	9,908,676,879
Deferred taxation	(40,123,952)	(1,372,966,745)	(1,413,090,697)	-	(1,413,090,697)
Other assets and liabilities	21,266,646,730	-	21,266,646,730	-	21,266,646,730
	31,694,010,263	(1,931,777,351)	29,762,232,912	-	29,762,232,912
Investment property revaluation reserve	(8,011,870,486)	1,930,959,196	(6,080,911,290)	6,080,911,290	-
Retained profits	(8,395,464,712)	-	(8,395,464,712)	(6,080,911,290)	(14,476,376,002)
Capital and other reserves	(15,286,442,843)	-	(15,286,442,843)	-	(15,286,442,843)
	(31,693,778,041)	1,930,959,196	(29,762,818,845)	-	(29,762,818,845)
Minority interests	(232,222)	818,155	585,933	-	585,933
	(31,694,010,263)	1,931,777,351	(29,762,232,912)	-	(29,762,232,912)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The financial effects of the early adoption of the new HKFRSs to the Group's equity at 1st July, 2003 are summarised below:

	As at 1st July, 2003 (originally stated) *HK$*	Retrospective adjustment HKAS Interpretation 21 *HK$*	As at 1st July, 2003 (restated) *HK$*
Investment property revaluation reserve	(3,679,917,683)	1,246,088,019	(2,433,829,664)
Retained profits	(7,272,818,196)	–	(7,272,818,196)
Capital and other reserves	(13,280,345,713)	–	(13,280,345,713)
	(24,233,081,592)	1,246,088,019	(22,986,993,573)

4. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition. Goodwill arising on the acquisitions with agreement date prior to 1st January, 2005 is amortised on a straight line basis over its useful economic life.

Goodwill arising on acquisitions with agreement date on or after 1st January, 2005, represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate at the date of acquisition, is measured at cost less accumulated impairment losses, if any, after initial recognition. The goodwill will be tested for impairment at least annually.

Goodwill arising on acquisitions of an associate is included within the carrying amount of the associate.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Discount on acquisition (previously known as negative goodwill)

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition. Negative goodwill arising on acquisitions with agreement date prior to 1st January, 2005 is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

For business combination with agreement date on or after 1st January, 2005, any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate at the date of acquisition over the cost of acquisition is recognised immediately in the profit or loss for the year.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill/less the negative goodwill in so far as it has not already been amortised or released to income, less any identified impairment loss.

In the Company's balance sheet, investments in associates are stated at cost, less any identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/or management accounts made up to 30th June each year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Investments in securities *(Continued)*

Where securities are held for trading purposes, unrealised gains and losses are included in the profit or loss for the year. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the year.

Investment properties

Starting from 1st July, 2004, investment properties including property interests that are held under an operating lease, which are properties held to earn rentals and/or for capital appreciation, are stated at fair value at the balance sheet date. Increase or decrease in the fair value of investment properties are included in the net profit or loss for the year in which they arise.

Prior to 1st July, 2004, investment properties were stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties was credited or charged to the investment property revaluation reserve unless the balance of this reserve was insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance on the investment property revaluation reserve was charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus was credited to the income statement to the extent of the deficit previously charged.

Hotel property

Hotel property is stated at cost and no depreciation is provided on hotel property held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repairs and maintenance, and accordingly, the Directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Computer system	20%
Furniture, fixtures and equipment	10% – 20%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Properties under development

Properties under development which are developed for sale are included in current assets at the lower of cost and estimated net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average cost method.

Other non-current asset

Other non-current asset represents a club membership and is stated at cost less any identified impairment loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the year in which they are incurred.

Deferred loan arrangement fees

Deferred loan arrangement fees are deferred and amortised to the income statement over the repayment term of the loan on a straight line basis to provide a constant periodic rate of charge.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Convertible bonds/notes

Convertible bonds/notes are stated at the aggregate of the net proceeds from the issue plus finance costs provided.

The net proceeds represent the amount received on the issue of the convertible bonds/notes after deduction of direct issue costs. Direct issue costs are amortised to the income statement on a straight line basis over the period from the date of issue to the date on which the bondholders/noteholders exercise their redemption option (the " bondholders'/noteholders' redemption date"). If any of the convertible bonds/notes are purchased and cancelled, redeemed or converted prior to the bondholders'/noteholders' redemption date, any remaining unamortised costs attributable to the convertible bonds/notes purchased will be written off immediately to the income statement.

Finance costs represent the premium, if any, that is to be paid to the bondholders/noteholders upon redemption on or before the bondholders'/noteholders' redemption date. The estimated premium is provided for at a constant rate over the period when the bondholders'/noteholders' redemption option is outstanding and is charged to the income statement. If any of the convertible bonds/notes are purchased and cancelled prior to the bondholders'/noteholders' redemption date, any provision of such redemption premium in previous years in respect of the convertible bonds/notes purchased or converted will be taken to the income statement.

The gain or loss on purchase of convertible bonds/notes, representing the difference between the consideration paid and the nominal value of the convertible bonds/notes purchased, is recognised in the income statement.

Revenue and profit recognition

(a) Revenue and profit on the sales of properties are recognised upon transfer of risk and reward of ownership.

(b) Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(c) Sales of listed investments are recognised on a trade date basis.

(d) Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

(e) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(f) Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue and profit recognition *(Continued)*

(g) Where properties are sold under deferred terms, the difference between the sales prices with and without such terms is treated as deferred interest income and is released to the income statement on a straight line basis over the repayment period commencing from the completion of the relevant sales agreements.

(h) Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(i) Hotel income is recognised when services are provided.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefits costs

Payments to the retirement benefits schemes are charged as an expense as they fall due.

5. TURNOVER

	2005	2004
	HK$	*HK$*
Sales of properties held for sale	**2,483,157,612**	2,592,400,047
Gross rental income from properties	**868,215,942**	830,446,466
Building management and service fee income	**417,884,427**	421,210,100
Hotel operations	**278,708,249**	253,072,006
Interest income from loans receivable	**24,154,396**	54,277,759
Sales of investment properties	**15,717,000**	19,727,900
Dividend income		
listed investments	**53,453,837**	49,824,480
unlisted investments	**9,450,339**	9,282,031
	4,150,741,802	4,230,240,789

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

INCOME STATEMENT
For the year ended 30th June, 2005

	Property	Investments in securities	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
REVENUE							
Turnover							
Property rental	868,215,942	-	-	-	-	-	868,215,942
Property sales	2,498,874,612	-	-	-	-	-	2,498,874,612
Hotel operations	-	-	-	278,708,249	-	-	278,708,249
Management services	65,498,296	-	-	-	352,386,131	-	417,884,427
Share investment and dealing	-	62,904,176	-	-	-	-	62,904,176
Financing	-	-	24,154,396	-	-	-	24,154,396
	3,432,588,850	62,904,176	24,154,396	278,708,249	352,386,131	-	4,150,741,802
Other operating income	17,397,278	731,174	961,294	-	25,986,667	-	45,076,413
Inter-segment sales *	-	-	-	-	20,943,171	(20,943,171)	-
Total revenue	3,449,986,128	63,635,350	25,115,690	278,708,249	399,315,969	(20,943,171)	4,195,818,215
SEGMENT RESULT	3,585,192,778	306,119,309	25,115,690	140,184,789	143,250,154	-	4,199,862,720
Unallocated corporate expenses							(395,298,361)
Profit from operations							3,804,564,359
Net finance costs							(77,848,692)
Results attributable to associates	2,385,511,661	(23,340)	589,587	51,869,381	1,501,170	-	2,439,448,459
Profit on disposal of a subsidiary	57,000,000	-	-	-	-	-	57,000,000
Profit before taxation							6,223,164,126
Income tax expense							(709,964,389)
Profit before minority interests							5,513,199,737
Minority interests							(288,169,923)
Net profit for the year							5,225,029,814

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

BALANCE SHEET
At 30th June, 2005

	Property	Investments in securities	Financing	Hotel	Building management and services	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
ASSETS						
Segment assets	32,007,064,003	2,180,454,921	1,472,716,847	1,654,710,196	1,458,164,290	38,773,110,257
Interests in associates	9,041,812,837	1,150,227	(3,654,521)	816,423,207	1,006,810,231	10,862,541,981
Amounts due from associates	1,283,200,495	13,920,021	55,121,983	-	63,838,468	1,416,080,967
Unallocated corporate assets						225,700,970
Consolidated total assets						51,277,434,175
LIABILITIES						
Segment liabilities	1,474,514,773	2,810,706	278,665,892	57,462,871	47,418,195	1,860,872,437
Amounts due to associates	251,528,752	459,603	300	-	11,832,926	263,821,581
Advance from associates	1,644,891,359	-	-	232,617,476	-	1,877,508,835
Borrowings						10,705,152,263
Unallocated corporate liabilities						1,900,882,074
Consolidated total liabilities						16,608,237,190

OTHER INFORMATION
For the year ended 30th June, 2005

	Property	Investments in securities	Financing	Hotel	Building management and services	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Amortisation of goodwill	308,611	-	-	12,645,817	-	12,954,428
Capital additions	812,561	-	-	6,002,407	16,552,599	23,367,567
Depreciation	601,668	698,505	-	9,192,290	8,486,474	18,978,937
Investment property additions	172,685,419	-	-	-	-	172,685,419

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

INCOME STATEMENT
For the year ended 30th June, 2004

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	830,446,466	–	–	–	–	–	830,446,466
Property sales	2,612,127,947	–	–	–	–	–	2,612,127,947
Hotel operations	–	–	–	253,072,006	–	–	253,072,006
Management services	66,054,225	–	–	–	355,155,875	–	421,210,100
Share investment and dealing	–	59,106,511	–	–	–	–	59,106,511
Financing	–	–	54,277,759	–	–	–	54,277,759
	3,508,628,638	59,106,511	54,277,759	253,072,006	355,155,875	–	4,230,240,789
Other operating income	12,278,730	3,768,818	481,324	–	19,167,511	–	35,696,383
Inter-segment sales *	–	–	–	–	24,693,618	(24,693,618)	–
Total revenue	3,520,907,368	62,875,329	54,759,083	253,072,006	399,017,004	(24,693,618)	4,265,937,172
SEGMENT RESULT	1,123,056,933	124,502,009	54,759,083	120,590,142	145,681,172	–	1,568,589,339
Unallocated corporate expenses							(344,679,005)
Profit from operations							1,223,910,334
Net finance costs							(74,626,117)
Results attributable to associates	465,822,625	(22,195)	(1,151,350)	43,365,281	2,124,794	–	510,139,155
Loss on disposal of associates	–	–	–	–	(7,558,625)	–	(7,558,625)
Profit before taxation							1,651,864,747
Income tax expense							(235,781,904)
Profit before minority interests							1,416,082,843
Minority interests							(7,256,218)
Net profit for the year							1,408,826,625

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

Business segments (Continued)

BALANCE SHEET
At 30th June, 2004

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$ (as restated)
ASSETS						
Segment assets	27,989,360,009	1,907,545,388	1,006,759,542	1,653,660,691	1,329,689,338	33,887,014,968
Interests in associates	9,176,437,121	3,873,567	(3,840,887)	775,240,936	(43,033,858)	9,908,676,879
Amounts due from associates	1,468,531,290	14,906,467	99,707,228	–	46,381,954	1,629,526,939
Unallocated corporate assets						180,398,723
Consolidated total assets						45,605,617,509
LIABILITIES						
Segment liabilities	5,322,108,241	20,058,772	52,810,654	40,900,127	57,003,826	5,492,881,620
Amounts due to associates	208,053,416	2,959,323	–	–	15,935,936	226,948,675
Advances from associates	1,711,014,623	–	–	230,653,990	–	1,941,668,613
Borrowings						6,651,252,792
Unallocated corporate liabilities						1,530,632,897
Consolidated total liabilities						15,843,384,597

OTHER INFORMATION
For the year ended 30th June, 2004

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
Amortisation of goodwill	308,611	–	–	12,645,817	–	12,954,428
Capital additions	867,430	–	–	763,328	5,316,171	6,946,929
Depreciation	471,566	855,441	–	6,379,174	6,907,014	14,613,195
Hotel property additions	–	–	–	768,013	–	768,013
Impairment loss on investments in other securities	–	17,621,750	–	–	–	17,621,750
Investment property additions	3,375,364	–	–	–	–	3,375,364

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

7. PROFIT FROM OPERATIONS

	2005 HK$	2004 HK$
Profit from operations has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration	**469,093,533**	432,861,515
Retirement benefits scheme contributions	**21,758,893**	20,074,613
Total staff costs	**490,852,426**	452,936,128
Auditors' remuneration		
– audit services	**1,800,176**	1,570,454
– non audit services	**765,000**	245,000
Cost of hotel inventories recognised	**29,634,804**	34,060,821
Depreciation	**18,978,937**	14,613,195
(Profit) loss on disposal of investment properties	**(467,207)**	4,152,457
Loss on disposal of property, plant and equipment	**609,209**	1,495,281
Net exchange gain	**(228,163)**	(296,621)

8. FINANCE INCOME

	2005 HK$	2004 HK$
Interest income on:		
advances to associates	**45,398,751**	61,243,187
advances to investee companies	**6,808,773**	6,861,545
bank deposits	**17,460,972**	14,524,911
	69,668,496	82,629,643

9. FINANCE COSTS

	2005	2004
	HK$	*HK$*
Interest on:		
bank loans and overdrafts wholly repayable within five years	**126,864,853**	105,429,514
other loans wholly repayable within five years	**35,828,529**	46,854,001
convertible bonds/notes	**23,810,764**	21,718,750
Amortisation of issue costs of convertible bonds/notes	**5,712,253**	3,787,405
Amortisation of loan arrangement fees	**3,758,197**	9,081,698
Commitment fees	**9,328,730**	19,615,465
Provision for premium on redemption of convertible notes	**–**	8,423,671
Write-back of premium on redemption of convertible notes upon conversion	**–**	(27,010,685)
Write-off of unamortised issue costs of convertible notes upon conversion	**–**	25,420,895
Write-off of deferred loan arrangement fees upon early repayment of loans	**–**	1,240,556
	205,303,326	214,561,270
Less: Amounts capitalised to properties under development	**(57,786,138)**	(57,305,510)
	147,517,188	157,255,760

10. RESULTS ATTRIBUTABLE TO ASSOCIATES

	2005	2004
	HK$	*HK$*
Results attributable to associates comprise:		
Share of profits of associates	**2,447,274,489**	517,965,185
Amortisation of goodwill arising on acquisition of associates	**(12,954,428)**	(12,954,428)
Release of negative goodwill arising on acquisition of an associate	**5,128,398**	5,128,398
	2,439,448,459	510,139,155

11. DIRECTORS' REMUNERATION

The emoluments paid or payable to each of the eleven (2004: eight) directors were as follows:

2005

	Mr. Robert Ng Chee Siong *HK$*	Mr. Albert Yeung Pak Hin *HK$*	Mr. Raymond Tong Kwok Tung *HK$*	Mr. Yu Wai Wai *HK$*	Mr. Thomas Tang Wing Yung* *HK$*	Mr. Daryl Ng Win Kong *HK$*	Mr. Ronald Joseph Arculli *HK$*	Mr. Paul Cheng Ming Fun *HK$*	Dr. Allan Zeman *HK$*	Mr. Adrian David Li Man-kiu *HK$*	Dr. Fu Yuning *HK$*	Total *HK$*
Fees	30,000	-	40,000	20,000	5,000	5,000	180,000	165,000	150,000	45,000	15,000	655,000
Other emoluments												
Salaries and other benefits	1,208,880	2,285,075	3,681,360	2,340,292	892,243	117,549	-	-	-	-	-	10,525,399
Retirement benefits scheme contributions	12,000	26,691	12,000	36,000	4,500	2,100	-	-	-	-	-	93,291
Discretionary bonus (note)	-	360,000	302,245	255,000	2,300,000	-	-	-	-	-	-	3,217,245
Total emoluments	1,250,880	2,671,766	4,035,605	2,651,292	3,201,743	124,649	180,000	165,000	150,000	45,000	15,000	14,490,935

2004

	Mr. Robert Ng Chee Siong *HK$*	Mr. Albert Yeung Pak Hin *HK$*	Mr. Raymond Tong Kwok Tung *HK$*	Mr. Yu Wai Wai *HK$*	Mr. Ivan Lee Wank-hay *HK$*	Mr. Lam Yu Yee *HK$*	Mr. Ronald Joseph Arculli *HK$*	Mr. Paul Cheng Ming Fun *HK$*	Total *HK$*
Fees	30,000	20,000	40,000	20,000	20,000	–	180,000	180,000	490,000
Other emoluments									
Salaries and other benefits	1,191,000	2,160,000	3,682,864	1,800,000	2,084,385	518,424	–	–	11,436,673
Retirement benefits scheme contributions	12,000	36,000	12,000	36,000	18,000	1,500	–	–	115,500
Discretionary bonus *(note)*	–	360,000	210,000	280,000	140,800	–	–	–	990,800
Total emoluments	1,233,000	2,576,000	3,944,864	2,136,000	2,263,185	519,924	180,000	180,000	13,032,973

* *Mr. Thomas Tang Wing Yung was appointed as an Executive Director of the Company on 1st April, 2005. The total emolument paid to Mr. Thomas Tang Wing Yung as an employee and a Director of the Company amounted to HK$5,387,649 for the year ended 30th June 2005.*

Note: *Discretionary bonus is determined primarily based on the performance of each director and the profitability of the Group.*

12. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, two (2004: three) are Executive Directors of the Company, whose emoluments are included in Note 11 above. The emoluments of the remaining three (2004: two) individuals disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are as follows:

	2005	2004
	HK$	*HK$*
Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind)	**8,605,002**	5,113,060
Retirement benefits scheme contributions	**30,000**	18,000
Discretionary bonus	**167,365**	–
	8,802,367	5,131,060

The emoluments were within the following bands:

	Number of individuals	
	2005	2004
HK$		
2,000,001 – 2,500,000	**–**	1
2,500,001 – 3,000,000	**3**	1

For the years ended 30th June, 2005 and 2004, no emoluments were paid by the Group to these five highest paid individuals, including Directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

13. INCOME TAX EXPENSE

	2005	2004
	HK$	*HK$*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	**187,226,230**	97,458,759
Under (over) provision in previous years	**489,378**	(415,276)
	187,715,608	97,043,483
Taxation in other jurisdictions		
Provision for the year	**7,715,124**	13,473,449
Overprovision in previous years	**(18,432,357)**	–
	176,998,375	110,516,932
Deferred taxation *(Note 32)*	**252,779,903**	7,770,860
Share of taxation attributable to associates		
Hong Kong Profits Tax	**150,146,205**	109,842,267
Deferred taxation	**130,039,906**	7,651,845
	280,186,111	117,494,112
	709,964,389	235,781,904

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

13. INCOME TAX EXPENSE *(Continued)*

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005	2004
	HK$	*HK$*
Profit before taxation	**6,223,164,126**	1,651,864,747
Tax at Hong Kong Profits Tax rate of 17.5%	**1,089,053,722**	289,076,331
Tax effect of results attributable to associates	**(148,086,924)**	26,850,204
Tax effect of expenses not deductible for tax purpose	**12,069,549**	8,946,405
Tax effect of income not taxable for tax purpose	**(44,112,329)**	(12,771,646)
Overprovision in previous years	**(17,942,979)**	(415,276)
Tax effect of tax losses not recognised	**83,421,704**	65,771,859
Tax effect of deferred tax assets not recognised	**3,994,465**	272,624
Utilisation of tax losses previously not recognised	**(151,667,160)**	(112,644,917)
Utilisation of deferred tax assets previously not recognised	**(153,571,257)**	(31,551,231)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**36,805,598**	2,247,551
Tax charge for the year	**709,964,389**	235,781,904

Details of deferred taxation are set out in Note 32.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96 to 1998/99 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$270,507,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made.

14. DIVIDENDS

	2005	2004
	HK$	*HK$*
Final dividend paid for the year ended 30th June, 2004: HK7 cents (2003: HK2 cents) per share	**301,421,608**	77,726,686
Interim dividend paid for the year ended 30th June, 2005: HK8.5 cents (2004: HK5 cents) per share	**368,206,098**	208,453,423
	669,627,706	286,180,109

During the year, scrip dividends were offered in respect of the 2004 final and 2005 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	Interim	Final
	HK$	*HK$*
Dividends:		
Cash	**68,032,772**	90,430,426
Scrip alternatives	**300,173,326**	210,991,182
	368,206,098	301,421,608

A final dividend of HK11.5 cents per share for the year ended 30th June, 2005 has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

15. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2005	2004
	HK$	*HK$*
Earnings for the purposes of basic earnings per share	**5,225,029,814**	1,408,826,625
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**19,643,880**	24,867,498
Earnings for the purposes of diluted earnings per share	**5,244,673,694**	1,433,694,123
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**4,322,903,984**	3,988,279,742
Effect of dilutive potential ordinary shares:		
Convertible bonds/notes	**158,146,787**	285,386,856
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**4,481,050,771**	4,273,666,598

16. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases *HK$*	Investment properties in Hong Kong held under medium-term leases *HK$*	Investment property in Singapore held under a long lease *HK$*	Total *HK$*
THE GROUP				
VALUATION/FAIR VALUE				
At 1st July, 2003	883,000,000	12,074,815,500	335,091,650	13,292,907,150
Exchange realignment	–	–	9,339,350	9,339,350
Additions	–	3,167,506	207,858	3,375,364
Transfer from properties under development	–	71,340,167	72,862,859	144,203,026
Disposals	–	(22,432,617)	–	(22,432,617)
Surplus (deficit) on revaluation	124,000,000	3,359,249,564	(34,978,017)	3,448,271,547
At 30th June, 2004 and at 1st July, 2004	1,007,000,000	15,486,140,120	382,523,700	16,875,663,820
Exchange realignment	–	–	4,190,741	4,190,741
Acquisition of subsidiaries	–	70,600,000	–	70,600,000
Additions	410,000	100,916,934	758,485	102,085,419
Transfer from properties under development	–	99,384,779	–	99,384,779
Disposals	–	(15,249,793)	–	(15,249,793)
Disposal of a subsidiary	(83,000,000)	–	–	(83,000,000)
Increase (decrease) in fair value	147,590,000	1,726,007,320	(45,091,749)	1,828,505,571
At 30th June, 2005	**1,072,000,000**	**17,467,799,360**	**342,381,177**	**18,882,180,537**

The investment properties of the Group located in Hong Kong and in Singapore are stated at independent professional valuations on an open market value basis at 30th June, 2005 conducted by Chesterton Petty Limited and Knight Frank Pte. Ltd., Chartered Surveyors, respectively. Prior to 1st July, 2004, the net surplus arising on revaluation has been credited to the investment property revaluation reserve. Subsequent to 1st July, 2004, the net increase in fair value on revaluation for the year has been credited to the income statement.

17. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease
	HK$
THE GROUP	
COST	
At 1st July, 2004 and 30th June, 2005	**1,179,346,094**

18. PROPERTY, PLANT AND EQUIPMENT

	Computer system	Furniture, fixtures and equipment	Leasehold improvements	Motor vehicles	Plant and machinery	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP						
COST						
At 1st July, 2004	31,342,566	73,722,026	19,467,507	13,296,150	7,059,970	144,888,219
Additions	5,672,870	6,855,850	7,732,588	2,458,565	647,694	23,367,567
Disposals	(219,376)	(656,223)	(1,487,414)	(2,299,610)	–	(4,662,623)
At 30th June, 2005	**36,796,060**	**79,921,653**	**25,712,681**	**13,455,105**	**7,707,664**	**163,593,163**
DEPRECIATION						
At 1st July, 2004	22,010,008	28,107,208	17,584,871	8,787,892	5,751,954	82,241,933
Provided for the year	5,819,453	8,501,595	2,479,941	1,286,367	891,581	18,978,937
Eliminated on disposals	(185,959)	(341,746)	(1,116,988)	(1,814,440)	–	(3,459,133)
At 30th June, 2005	**27,643,502**	**36,267,057**	**18,947,824**	**8,259,819**	**6,643,535**	**97,761,737**
NET BOOK VALUES						
At 30th June, 2005	**9,152,558**	**43,654,596**	**6,764,857**	**5,195,286**	**1,064,129**	**65,831,426**
At 30th June, 2004	9,332,558	45,614,818	1,882,636	4,508,258	1,308,016	62,646,286

19. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005	2004
	HK$	*HK$*
At cost, less impairment losses recognised	**49,716,776**	80,137,850
Advances to subsidiaries, less allowances	**25,832,602,713**	23,694,005,740
	25,882,319,489	23,774,143,590

The advances to subsidiaries are unsecured and have no fixed repayment terms. At 30th June, 2005, of the advances, HK$17,129,998,571 (2004: HK$15,530,371,016) bears interest at cost of funds plus margin basis and the remaining balance is interest-free. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The carrying amount of the investments in subsidiaries is reduced to their recoverable amounts which are determined by reference to the carrying value of the underlying assets of the respective subsidiaries.

Particulars of the Company's principal subsidiaries at 30th June, 2005 are set out in Note 44.

20. INTERESTS IN ASSOCIATES

	THE COMPANY		THE GROUP	
	2005	2004	**2005**	2004
	HK$	*HK$*	***HK$***	*HK$*
				(as restated)
Unlisted shares, at cost	**515,741,342**	516,687,714	**–**	–
Share of net assets	**–**	–	**3,659,741,603**	1,959,159,136
Goodwill *(Note)*	**–**	–	**142,498,716**	155,453,144
Negative goodwill *(Note)*	**–**	–	**(84,618,548)**	(89,746,946)
	515,741,342	516,687,714	**3,717,621,771**	2,024,865,334
Advances to associates, less allowances	**2,840,000**	2,840,000	**7,144,920,210**	7,883,811,545
	518,581,342	519,527,714	**10,862,541,981**	9,908,676,879

20. INTERESTS IN ASSOCIATES *(Continued)*

Note:

	THE GROUP	
	Goodwill *HK$*	**Negative goodwill** *HK$*
GROSS AMOUNTS		
At 1st July, 2004 and at 30th June, 2005	**259,088,568**	**(102,567,940)**
AMORTISATION		
At 1st July, 2004	103,635,424	(12,820,994)
Charged (released) for the year	12,954,428	(5,128,398)
At 30th June, 2005	**116,589,852**	**(17,949,392)**
CARRYING AMOUNTS		
At 30th June, 2005	**142,498,716**	**(84,618,548)**
At 30th June, 2004	155,453,144	(89,746,946)

The amortisation period adopted for goodwill and negative goodwill is twenty years.

The investment properties of the Group's principal associates are stated at independent professional valuations on an open market value basis at 30th June, 2005 conducted by Chesterton Petty Limited and Debenham Tie Leung, Chartered Surveyors. The carrying value of the interests in associates shown above includes the Group's attributable share of the revaluation surplus.

The advances to associates are unsecured and have no fixed repayment terms. At 30th June, 2005, of the Group's advances to associates of the Group, HK$1,828,701,732 (2004: HK$1,787,233,502) bears interest at cost of funds plus margin basis and the remaining balance is interest-free. The advances to associates of the Company are interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The amounts due from associates of the Group and the Company grouped under current assets are unsecured and repayable on demand. At 30th June, 2005, of the amounts due from associates of the Group, HK$246,881,224 (2004: HK$451,511,280) bears interest at cost of funds plus margin basis and the remaining balance is interest-free.

The amounts due to associates of the Group and the Company grouped under current liabilities are unsecured and due within one year. At 30th June, 2005, the amount is interest-free whereas at 30th June, 2004, of the amounts due to associates of the Group, HK$204,500,000 bore interest at cost of funds plus margin basis and the remaining balance was interest-free.

Particulars of the principal associates at 30th June, 2005 are set out in Note 45.

20. INTERESTS IN ASSOCIATES (Continued)

Information in respect of the operating results and financial position of the Group's significant associates, which have been extracted from the audited consolidated financial statements of Million Success Limited and the audited financial statements of Greenroll Limited and Grace Sign Limited which have been adjusted to conform with the Group's accounting policies, are summarised as follows:

	Million Success Limited		Greenroll Limited		Grace Sign Limited	
	2005	2004	**2005**	2004	**2005**	2004
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
		(as restated)				
Results for the year						
Turnover	**191,055,174**	195,263,792	**544,877,000**	480,127,000	**1,625,610,800**	4,599,470,380
Profit from ordinary activities before taxation	**968,046,896**	106,273,741	**197,956,000**	169,609,000	**850,317,752**	1,684,537,325
Profit from ordinary activities before taxation attributable to the Group	**242,011,724**	26,568,435	**59,386,800**	50,882,700	**255,095,326**	505,361,198
Financial position						
Non-current assets	**11,816,825,956**	10,962,243,344	**3,392,776,000**	3,375,862,000	**–**	–
Current assets	**296,027,134**	307,432,628	**216,907,000**	177,175,000	**1,385,162,118**	2,228,382,721
Current liabilities	**(223,010,004)**	(219,176,404)	**(204,807,000)**	(158,400,000)	**(553,655,163)**	(479,644,806)
	73,017,130	88,256,224	**12,100,000**	18,775,000	**831,506,955**	1,748,737,915
Non-current liabilities	**(6,417,713,101)**	(6,656,792,791)	**(865,083,480)**	(1,017,176,780)	**–**	(359,205,636)
Net assets	**5,472,129,985**	4,393,706,777	**2,539,792,520**	2,377,460,220	**831,506,955**	1,389,532,279
Net assets attributable to the Group	**1,368,032,496**	1,098,426,694	**761,937,756**	713,238,066	**249,452,087**	416,859,684

20. INTERESTS IN ASSOCIATES *(Continued)*

The IRD initiated tax inquiries for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1998/99 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$54,397,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 30th June, 2005 is estimated to be approximately HK$99,022,000 and HK$24,479,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

21. INVESTMENTS IN SECURITIES

THE COMPANY

	Trading securities		Other securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**572,753,353**	439,365,162	**928,289,655**	857,926,311	**1,501,043,008**	1,297,291,473
Unlisted	**–**	–	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	572,753,353	439,365,162	**948,238,960**	877,875,616	**1,520,992,313**	1,317,240,778
Total:						
Listed						
Hong Kong	**572,674,360**	439,323,176	**558,397,286**	499,563,742	**1,131,071,646**	938,886,918
Elsewhere	**78,993**	41,986	**369,892,369**	358,362,569	**369,971,362**	358,404,555
Unlisted	**–**	–	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	572,753,353	439,365,162	**948,238,960**	877,875,616	**1,520,992,313**	1,317,240,778
Market value of listed securities	**572,753,353**	439,365,162	**928,289,655**	857,926,311	**1,501,043,008**	1,297,291,473
Carrying value analysed for reporting purposes as:						
Current	**572,753,353**	439,365,162	**–**	–	**572,753,353**	439,365,162
Non-current	**–**	–	**948,238,960**	877,875,616	**948,238,960**	877,875,616
	572,753,353	439,365,162	**948,238,960**	877,875,616	**1,520,992,313**	1,317,240,778

21. INVESTMENTS IN SECURITIES *(Continued)*

THE GROUP

	Trading securities		Other securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**575,025,853**	441,090,161	**1,500,534,271**	1,366,968,602	**2,075,560,124**	1,808,058,763
Unlisted	**–**	–	**40,525,829**	40,663,618	**40,525,829**	40,663,618
	575,025,853	441,090,161	**1,541,060,100**	1,407,632,220	**2,116,085,953**	1,848,722,381
Total:						
Listed						
Hong Kong	**574,946,860**	441,048,176	**1,047,237,349**	923,142,642	**1,622,184,209**	1,364,190,818
Elsewhere	**78,993**	41,985	**453,296,922**	443,825,960	**453,375,915**	443,867,945
Unlisted	**–**	–	**40,525,829**	40,663,618	**40,525,829**	40,663,618
	575,025,853	441,090,161	**1,541,060,100**	1,407,632,220	**2,116,085,953**	1,848,722,381
Market value of listed securities	**575,025,853**	441,090,161	**1,500,534,271**	1,366,968,602	**2,075,560,124**	1,808,058,763
Carrying value analysed for reporting purposes as:						
Current	**575,025,853**	441,090,161	**–**	–	**575,025,853**	441,090,161
Non-current	**–**	–	**1,541,060,100**	1,407,632,220	**1,541,060,100**	1,407,632,220
	575,025,853	441,090,161	**1,541,060,100**	1,407,632,220	**2,116,085,953**	1,848,722,381

22. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. At 30th June, 2005, of the advances, HK$18,097,668 (2004: HK$19,592,325) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

23. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2005	2004
	HK$	*HK$*
Total loans receivable	**438,797,997**	698,390,620
Less: Current portion shown under current assets	**(21,243,879)**	(126,700,514)
	417,554,118	571,690,106

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

24. STOCKS OF UNSOLD PROPERTIES

At 30th June, 2005, the amount of stocks of unsold properties of the Group carried at net realisable value is HK$128,408,832 (2004: HK$156,108,032).

25. ACCOUNTS AND OTHER RECEIVABLES

At 30th June, 2005, included in accounts and other receivables of the Group are trade receivables of HK$114,463,104 (2004: HK$97,659,576) mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	THE GROUP	
	2005	2004
	HK$	*HK$*
0 – 30 days	**69,922,128**	46,899,315
31 – 60 days	**7,667,044**	5,607,267
61 – 90 days	**3,966,394**	5,531,392
Over 90 days	**32,907,538**	39,621,602
	114,463,104	97,659,576

Trade receivables over 90 days amounting to HK$32,907,538 (2004: HK$39,621,602) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

26. ACCOUNTS AND OTHER PAYABLES

At 30th June, 2005, included in accounts and other payables of the Group are trade payables of HK$46,362,783 (2004: HK$54,121,726).

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2005	2004
	HK$	*HK$*
0 – 30 days	**36,261,254**	48,246,869
31 – 60 days	**5,203,756**	1,419,455
61 – 90 days	**887,878**	336,045
Over 90 days	**4,009,895**	4,119,357
	46,362,783	54,121,726

27. LONG-TERM BORROWINGS

	THE GROUP	
	2005	2004
	HK$	*HK$*
Unsecured bank loans		
Within one year	–	13,102,740
More than one year but not exceeding two years	**500,000,000**	82,984,020
	500,000,000	96,086,760
Less: Current portion shown under current liabilities	–	(13,102,740)
	500,000,000	82,984,020
Secured bank loans		
Within one year	**386,447,000**	212,000,000
More than one year but not exceeding two years	**2,535,991,600**	1,848,728,000
More than two years but not exceeding five years	**4,631,935,265**	2,488,307,765
	7,554,373,865	4,549,035,765
Less: Current portion shown under current liabilities	**(386,447,000)**	(212,000,000)
	7,167,926,865	4,337,035,765
Unsecured other loan		
More than two years but not exceeding five years	–	500,000,000
Total bank and other loans	**7,667,926,865**	4,920,019,785
Less: Deferred loan arrangement fees *(Note 28)*	**(28,178,356)**	(12,686,553)
	7,639,748,509	4,907,333,232
Convertible bonds/notes *(Note 29)*	**2,456,548,973**	–
	10,096,297,482	4,907,333,232

The Company does not have any long-term borrowings at the balance sheet date.

At 30th June, 2004, the unsecured other loan of the Group bore interest at prevailing market rate and was fully settled during the year.

28. DEFERRED LOAN ARRANGEMENT FEES

	THE GROUP	
	2005	2004
	HK$	*HK$*
COST		
At 1st July	**45,739,228**	57,701,262
Additions	**19,250,000**	4,312,966
Write-off upon early repayment of loans	**–**	(16,275,000)
At 30th June	**64,989,228**	45,739,228
AMORTISATION		
At 1st July	**33,052,675**	39,005,421
Provided for the year	**3,758,197**	9,081,698
Eliminated upon early repayment of loans	**–**	(15,034,444)
At 30th June	**36,810,872**	33,052,675
Deferred loan arrangement fees at 30th June	**28,178,356**	12,686,553

29. CONVERTIBLE BONDS/NOTES

	THE GROUP	
	2005	2004
	HK$	*HK$*
Principal amount		
At 1st July	–	1,500,000,000
New issue	**2,500,000,000**	–
Conversion	–	(1,500,000,000)
At 30th June	**2,500,000,000**	–
Add: Provision for premium on redemption		
At 1st July	–	18,587,014
Provided for the year	–	8,423,671
Write-back upon conversion	–	(27,010,685)
At 30th June	–	–
Less: Issue costs		
At 1st July	–	29,208,300
Addition	**49,163,280**	–
Amortised for the year	**(5,712,253)**	(3,787,405)
Write-off upon conversion	–	(25,420,895)
At 30th June	**43,451,027**	–
Carrying value at 30th June	**2,456,548,973**	–

During the year, a newly-incorporated wholly-owned subsidiary of the Company, Getsmart Finance Limited ("Getsmart"), issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in November 2009 ("2009 Bonds"). The 2009 Bonds carries a right to convert at any time on and after 30th December, 2004 up to the close of business on 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share, subject to adjustment.

All or some of the 2009 Bonds are redeemable at the option of the relevant holder at their principal amount together with accrued interest on 30th November, 2007. If at any time the aggregate principal amount of 2009 Bonds outstanding is less than 10 per cent of the aggregate principal amount originally issued, Getsmart shall have the option to redeem such outstanding bonds in whole but not in part at their principal amount together with accrued interest. In addition, on or at any time after 30th November, 2007 but not less than seven business days prior to 30th November, 2009, Getsmart has the right to mandatorily convert the bonds in whole but not in part into shares upon satisfying certain requirements.

None of the 2009 Bonds were converted into ordinary shares of the Company by the bondholders during the year.

30. SHARE CAPITAL

	2005		2004	
	Number of ordinary shares of HK$1.00 each	**Nominal value *HK$***	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**4,306,022,975**	**4,306,022,975**	3,886,334,280	3,886,334,280
Issued in lieu of cash dividends	**69,838,687**	**69,838,687**	44,688,695	44,688,695
Issued upon conversion of convertible notes	**–**	**–**	375,000,000	375,000,000
Cancellation upon repurchase of own shares	**(27,804,000)**	**(27,804,000)**	–	–
At 30th June	**4,348,057,662**	**4,348,057,662**	4,306,022,975	4,306,022,975

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 27,804,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$205,881,047, all of these shares were subsequently cancelled. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

On 20th December, 2004 and 18th May, 2005, the Company issued and allotted a total of 28,435,469 ordinary shares and 41,403,218 ordinary shares of HK$1.00 each at an issue price of HK$7.42 and HK$7.25 each, respectively, in lieu of cash for the 2004 final and 2005 interim dividends. These shares rank pari passu in all respects with the existing shares.

During the year ended 30th June, 2004, a total of HK$1,500,000,000 of convertible notes of the Group were converted into 375,000,000 ordinary shares of HK$1.00 each of the Company at an initial conversion price of HK$4.00 per share.

31. SHARE PREMIUM AND RESERVES

	Share premium HK$	Other security revaluation reserve HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$
THE COMPANY					
At 1st July, 2003	9,351,563,039	41,673,940	164,246,000	10,193,187,409	19,750,670,388
Premium on issue of shares upon scrip dividends	163,200,881	–	–	–	163,200,881
Premium on issue of shares upon conversion of convertible notes	1,125,000,000	–	–	–	1,125,000,000
Shares issue expenses	(482,065)	–	–	–	(482,065)
Surplus on revaluation	–	173,681,583	–	–	173,681,583
Net profit for the year	–	–	–	442,774,566	442,774,566
Final dividend – 2003	–	–	–	(77,726,686)	(77,726,686)
Interim dividend – 2004	–	–	–	(208,453,423)	(208,453,423)
At 30th June, 2004 and 1st July, 2004	10,639,281,855	215,355,523	164,246,000	10,349,781,866	21,368,665,244
Premium on issue of shares upon scrip dividends	441,325,821	–	–	–	441,325,821
Shares issue expenses	(60,000)	–	–	–	(60,000)
Cancellation upon repurchase of own shares	–	–	27,804,000	(205,881,047)	(178,077,047)
Surplus on revaluation	–	53,876,948	–	–	53,876,948
Net profit for the year	–	–	–	2,521,241,909	2,521,241,909
Final dividend – 2004	–	–	–	(301,421,608)	(301,421,608)
Interim dividend – 2005	–	–	–	(368,206,098)	(368,206,098)
At 30th June, 2005	**11,080,547,676**	**269,232,471**	**192,050,000**	**11,995,515,022**	**23,537,345,169**

Note: The reserve available for distribution by the Company to the shareholders at 30th June, 2005 is HK$11,995,515,022 (2004: HK$10,349,781,866).

32. DEFERRED TAXATION

The following is the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Revaluation of properties	Tax losses	Others	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
At 1st July, 2003					
– as originally stated	38,135,501	–	(5,891,018)	–	32,244,483
– prior period adjustment	(12,319,999)	868,599,812	(34,196,187)	–	822,083,626
– as restated	25,815,502	868,599,812	(40,087,205)	–	854,328,109
Exchange realignment	–	–	–	108,609	108,609
Charged (credited) to income for the year	13,128,167	–	(4,970,835)	(386,472)	7,770,860
Charged to equity for the year	4,477,280	544,847,275	1,558,564	–	550,883,119
At 30th June, 2004 and 1st July, 2004	43,420,949	1,413,447,087	(43,499,476)	(277,863)	1,413,090,697
Exchange realignment	–	–	–	379,741	379,741
Acquisition of subsidiaries	18,991	–	–	–	18,991
Charged (credited) to income for the year	103,286,577	188,165,588	(34,517,279)	(4,154,983)	252,779,903
At 30th June, 2005	**146,726,517**	**1,601,612,675**	**(78,016,755)**	**(4,053,105)**	**1,666,269,332**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset.

At 30th June, 2005, the Group had unused tax losses of approximately HK$2,105,523,000 (2004: HK$2,298,217,000) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$445,810,000 (2004: HK$248,529,000 as restated) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,659,713,000 (2004: HK$2,049,687,000 as restated) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

At 30th June, 2005, the Group had deductible temporary differences of approximately HK$2,314,715,000 (2004: HK$3,169,440,000 as restated). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

33. ADVANCES FROM SUBSIDIARIES

For the year ended 30th June, 2004, the advances from subsidiaries of the Company were unsecured, interest-free and had no fixed repayment terms. The advances had been fully repaid during that year.

34. ADVANCES FROM ASSOCIATES

The advances from associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2005, of the advances, HK$307,436,420 (2004: HK$368,749,611) bears interest at cost of funds plus margin basis and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

35. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at cost of funds plus a margin basis and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

36. DISPOSAL OF A SUBSIDIARY

On 30th May, 2005, the Group disposed of its entire equity interest in a subsidiary, Grand Idea Investment (CI) Limited ("Grand Idea"). The net assets of Grand Idea at the date of disposal were as follows:

	HK$
Net assets disposed of:	
Investment property	83,000,000
Accounts and other receivables	23,601
Bank balances and cash	35,914
Accounts and other payables	(27,223)
Unsecured loan payable	(96,581,192)
	(13,548,900)
Assignment of unsecured loan payable	96,581,192
	83,032,292
Profit on disposal of a subsidiary	57,000,000
	140,032,292
Satisfied by:	
Cash consideration received	140,032,292
Net cash inflow arising on disposal:	
Cash consideration received	140,032,292
Bank balances and cash disposed of	(35,914)
	139,996,378

The subsidiary disposed of during the year did not contribute significantly to the turnover, operating results or cash flows to the Group.

37. ACQUISITION OF SUBSIDIARIES

On 30th May, 2005, the Group acquired the entire equity interests in Far Gain Limited and Triumph One Limited for cash consideration of HK$133,732,561. The acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transactions are as follows:

	Acquirees' carrying amount before combination *HK$*	Fair value adjustment *HK$*	Fair value *HK$*
Net assets acquired:			
Investment properties	70,600,000	–	70,600,000
Stocks of unsold properties	62,843,298	4,556,702	67,400,000
Accounts and other receivables	512,004	–	512,004
Bank balances and cash	645,375	–	645,375
Accounts and other payables	(2,656,284)	–	(2,656,284)
Taxation payable	(2,749,543)	–	(2,749,543)
Unsecured loan payable	(135,201,227)	16,424,640	(118,776,587)
Deferred taxation	(18,991)	–	(18,991)
	(6,025,368)	20,981,342	14,955,974
Assignment of unsecured loan payable			118,776,587
			133,732,561
Satisfied by:			
Cash consideration paid			(133,732,561)
Net cash outflow arising on acquisition:			
Cash consideration paid			(133,732,561)
Bank balances and cash acquired			645,375
			(133,087,186)

37. ACQUISITION OF SUBSIDIARIES *(Continued)*

Triumph One Limited contributed HK$435,048 and HK$318,692 and Far Gain Limited contributed HK$173,755 and HK$94,895 to the Group's turnover and profit for the year, respectively, for the period between the date of acquisition and the balance sheet date.

Had the acquisition of Triumph One Limited been completed on 1st July, 2004, the Group's turnover and net profit for the year would have been increased by HK$4,760,520 and HK$20,791,533 respectively.

Had the acquisition of Far Gain Limited been completed on 1st July, 2004, the Group's turnover and net profit for the year would have been increased by HK$1,962,811 and HK$4,066,261 respectively.

The above proforma information is for illustrative purposes only and is not necessarily an indicative of the turnover and result of the Group that would actually have been achieved had the acquisitions been completed on 1st July, 2004, nor is it intended to be a projection of future results.

38. MAJOR NON-CASH TRANSACTIONS

During the year, properties under development of HK$99,384,779 (2004: HK$144,203,026) and HK$1,588,445,591 (2004: HK$1,899,072,383) were transferred to investment properties and stocks of unsold properties, respectively.

On 20th December, 2004 and 18th May, 2005, the Company issued and allotted a total of 28,435,469 ordinary shares and 41,403,218 ordinary shares of HK$1.00 at HK$7.42 and HK$7.25 each, respectively, in the Company in lieu of cash for the 2004 final and 2005 interim dividends.

39. PLEDGE OF ASSETS

(a) At 30th June, 2005, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$16,671,721,396 (2004: HK$11,918,419,585) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$7,776,781,646 (2004: HK$5,849,473,585).

(b) At 30th June, 2005, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,782,133,937 (2004: HK$2,699,860,049), of which HK$2,534,581,538 (2004: HK$2,537,624,606) was utilised by the associates and was guaranteed by the Company.

40. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had commitments and contingent liabilities as follows:

	THE COMPANY		THE GROUP	
	2005	2004	**2005**	2004
	HK$	*HK$*	***HK$***	*HK$*
(a) Commitments in respect of property development expenditure:				
Authorised but not contracted for	–	–	**19,012,414**	46,056,752
Contracted but not provided for	–	–	**2,089,453,770**	2,760,051,382
	–	–	**2,108,466,184**	2,806,108,134
(b) Guarantees in respect of banking facilities and other liabilities of:				
Subsidiaries				
– Utilised	**8,127,032,238**	6,514,053,016	–	–
– Not utilised	**10,009,670,182**	6,603,510,000	–	–
	18,136,702,420	13,117,563,016	–	–
Associates				
– Utilised	**2,534,581,538**	2,537,624,606	**2,534,581,538**	2,537,624,606
– Not utilised	**250,057,399**	164,740,443	**250,057,399**	164,740,443
	2,784,638,937	2,702,365,049	**2,784,638,937**	2,702,365,049
	20,921,341,357	15,819,928,065	**2,784,638,937**	2,702,365,049

40. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004.

On legal advice Mariner lodged an appeal against the judgment. The appeal will be heard in November 2005. On the basis of the uncertainty of the outcome of the pending appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities is required for the year ended 30th June, 2005.

41. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$90,627,201 (2004: HK$104,574,547), was HK$777,588,741 (2004: HK$725,871,919). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

	2005	2004
	HK$	*HK$*
Within one year	**753,150,541**	586,523,233
In the second to fifth year inclusive	**938,340,753**	484,163,674
After five years	**30,652,356**	2,672,936
	1,722,143,650	1,073,359,843

41. OPERATING LEASE ARRANGEMENTS *(Continued)*

The Group as lessee

Minimum lease payments paid under operating leases during the year was approximately HK$23,373,000 (2004: HK$19,400,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2005	2004
	HK$	*HK$*
Within one year	**22,413,020**	23,372,842
In the second to fifth year inclusive	**11,324,190**	33,737,210
	33,737,210	57,110,052

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

The Company did not have any significant commitments either as a lessor or a lessee at the balance sheet date.

42. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The Group is also required to make contributions to state pension scheme, the Central Provident Fund, based on certain percentages of the monthly salaries of the employees of the Company's subsidiaries operating in Singapore. The Group has no other obligations under this state pension scheme other than the contribution payments.

43. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Group had the following transactions with related parties:

	2005 HK$	2004 HK$
(a) Related companies		
Service fees received therefrom *(Note 1)*	**56,219,159**	46,037,604
Rental paid thereto *(Note 2)*	**23,373,000**	19,400,000

Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the related companies.

	2005 HK$	2004 HK$
(b) Associates		
Service fees paid thereto *(Note 1)*	**10,752,436**	11,129,240
Management fees received therefrom *(Note 1)*	**11,090,804**	12,009,900
Interest income received therefrom *(Note 3)*	**45,398,751**	61,243,187
Interest expenses paid thereto *(Note 3)*	**3,833,254**	3,964,958

(c) Awarding of construction contract

During the year ended 30th June, 2004, a construction contract was awarded by an associate to a wholly-owned subsidiary of the Company. The contract was awarded, after a highly competitive tendering process, on 22nd August, 2003 at the same price as the lowest tender on a back-to-back basis. The construction contract was for the interior fitting-out works for tenancy areas at NKIL5846, 12 Kai Shun Road, Kowloon Bay, Kowloon and the contract sum was approximately HK$58,300,000. No such contract was awarded by the associate for the year ended 30th June, 2005.

(d) Acquisition of Shares and Taking Up of Loans

(i) On 30th May 2005, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance"), entered into respective agreements with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance"). Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire from Millwood 10,000 shares, representing 100% of the issued share capital, of Triumph One Limited ("Triumph One") which held 100% interest in Pan Asia Centre, an industrial building, at a consideration of HK$14,589,523, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$51,553,785 due from Triumph One to Cliveden Finance at a consideration of HK$51,553,785, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

43. RELATED PARTY TRANSACTIONS *(Continued)*

(d) Acquisition of Shares and Taking Up of Loans *(Continued)*

(ii) On 30th May 2005, King Chance and Sing-Ho Finance entered into respective agreements with Carollton Limited ("Carollton") and Cliveden Finance. Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire from Carollton 10,000 shares, representing 100% of the issued share capital, of Far Gain Limited ("Far Gain") which held 100% interest in the Commercial Parts of Rosedale Gardens, a commercial and residential property, at a consideration of nominal value of HK$1, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$84,461,831 due by Far Gain at a consideration of HK$67,824,430, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

Millwood, Carollton and Cliveden Finance are indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, Chairman and Executive Director of the Company, and his brother Mr. Philip Ng Chee Tat hold equity interest on a 50:50 basis.

The Company has substantial experience and expertise in managing industrial and commercial properties. The acquisition of shares and taking up of loans enable the Company to hold the entire interest in Pan Asia Centre and the Commercial Parts of Rosedale Gardens and provides an opportunity for the Company to maximise and capitalise on the value of such properties.

(e) Share Disposal and Loan Assignment

On 30th May 2005, the Company's wholly-owned subsidiaries, Sino Land Investment (Holdings) Limited ("Sino Land Investment") and Sing-Ho Finance, entered into respective agreements with Maxfield Limited ("Maxfield") and Seaview Finance Company Limited ("Seaview Finance"). Pursuant to such agreements, inter alia, (a) Sino Land Investment agreed to sell to Maxfield one share, representing 100% of the issued share capital, of Grand Idea Investment (CI) Limited ("Grand Idea") which held 100% interest in No. 8 Mount Cameron Road, a residential property, at a consideration of HK$43,685,364, and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan in the amount of HK$96,339,087 due from Grand Idea to Sing-Ho Finance on a dollar-for-dollar basis, in each case subject to adjustment based on the audited completion accounts as at 30th May, 2005.

The disposed property, No. 8 Mount Cameron Road, had been vacant and generated no income since August 2004. The share disposal and loan assignment would allow the Company to divest its interests in the property.

Maxfield and Seaview Finance are indirect wholly-owned subsidiaries of Boswell.

Details of the balances with associates at the balance sheet date are set out in the balance sheets and in Notes 20 and 34.

43. RELATED PARTY TRANSACTIONS *(Continued)*

Notes:

(1) Service and management fees were charged on a cost-plus-profit margin basis or at a fee with reference to the size and type of the buildings as agreed between the Group and the related party.

(2) Rental expenses were charged on normal commercial terms with reference to the prevailing market rental value of the particular premises.

(3) Interest income and expenses were charged at cost of funds plus margin basis.

44. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2005, which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct:					
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	Investment holding
Getsmart Finance Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	Property investment
Golden Million Finance Corporation	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Landscape Investment Limited	Hong Kong/ The People's Republic of China, other than Hong Kong ("PRC")	Ordinary	HK$2	100	Property development

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct: *(Continued)*					
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	100	Building management
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	Financing
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$2	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	Building management
Sino Security Services Limited	Hong Kong	Ordinary	HK$2	100	Security services
Indirect:					
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	100	Mortgage loan financing
Ample Way Limited	Hong Kong	Ordinary	HK$2	100	Property development
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Bestone Limited	Hong Kong	Ordinary	HK$2	100	Property development
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Better Sino Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Dragon (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	Property development
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Falcon City Limited	Hong Kong	Ordinary	HK$2	100	Property development
Famous General Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Far Gain Limited	Hong Kong	Ordinary	HK$10,000	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	Property investment
Fo Tan Construction Consultant Limited	Hong Kong	Ordinary	HK$2	100	Project management
Forlink Limited	Hong Kong	Ordinary	HK$2	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Full Fair Limited	Hong Kong	Ordinary	HK$2	100	Property development
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	Building construction
Fuwin Investment Limited	British Virgin Islands/ PRC	Ordinary	US$1	100	Property development
Glenery Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Grand Creator Investment (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary	US$10	60	Investment holding
Grand Creator Investment Limited	Hong Kong	Ordinary	HK$2	60	Property trading
Grandeal Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property trading
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	Property trading and investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Hang Hau Station (Project Management) Limited	Hong Kong	Ordinary	HK$2	60	Project management
Hang Hau Station Construction Limited	Hong Kong	Ordinary	HK$2	60	Building construction
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Bird Development Limited	Hong Kong	Ordinary	HK$100,000	100	Property trading and investment
Jade Mate Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Jade Queen Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	Property trading

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Mass Success Limited	Hong Kong	Ordinary	HK$1,000	100	Property trading
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Ocean Treasure (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	Property development
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Orient Harvest International Limited	Hong Kong	Ordinary	HK$2	100	Property development
Pacific Elite Limited	Hong Kong	Ordinary	HK$2	100	Financing
Parason Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Pioneer Parking Limited	Hong Kong	Ordinary	HK$2	100	Carpark operation
port88 Limited	Hong Kong	Ordinary	HK$2	100	Internet services provider

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	Property investment
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	Hotel operation and property investment
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Prime Harvest (Administration Services) Limited	Hong Kong	Ordinary	HK$2	100	Consultant services provider
Prime Harvest Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Region One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Residence Oasis Finance Company Limited	Hong Kong	Ordinary	HK$2	60	Mortgage loan financing
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Richtune Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Salia Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Season Investments Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Silver Target Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sino Broadband Technology Limited	Hong Kong	Ordinary	HK$2	100	Broadband infrastructure
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	Deposit placing
Sino Land (Guangzhou) Company Limited *(Note i)*	PRC	Registered	US$480,034	100	Property development
Sino Land (Zhangzhou) Company Limited *(Note i)*	PRC	Registered	HK$94,150,000	100	Property development
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	Investment holding
Sino Technology Corporation Limited	Hong Kong	Ordinary	HK$2	100	High technology business
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Ten Treasure Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Triumph One Limited	Hong Kong	Ordinary	HK$10,000	100	Property trading and investment
Union Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	Property investment
Wendia Limited	Hong Kong	Ordinary	HK$20	100	Property investment
Wicorp Development Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Win Harvest (HK) Limited	Hong Kong	Ordinary	HK$2	100	Property development

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Wise Century Limited	Hong Kong	Ordinary	HK$2	100	Property development
Wise Mate Limited	Hong Kong	Ordinary	HK$2	100	Property development
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

Notes:

(i) Sino Land (Guangzhou) Company Limited and Sino Land (Zhangzhou) Company Limited are wholly foreign owned enterprises established in the PRC.

(ii) Except for the convertible bonds/notes disclosed in Note 29, none of the subsidiaries had any debt securities outstanding at the end of the year.

45. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2005, which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held by the Company			Principal activities
			Directly %	Indirectly %	Total %	
Asian Success Investments Limited	Hong Kong	Ordinary	–	33.3	33.3	Property trading
Astoria Estate Management Company Limited	Hong Kong	Ordinary	–	50	50	Building management
Benefit Bright Limited	Hong Kong	Ordinary	–	42.5	42.5	Property trading and investment
Better Chief Limited	Hong Kong	Ordinary	50	–	50	Property investment
Beverhill Limited	Hong Kong	Ordinary	–	20	20	Property investment

45. PRINCIPAL ASSOCIATES (Continued)

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held by the Company Directly %	Indirectly %	Total %	Principal activities
Boatswain Enterprises Limited	Hong Kong	Ordinary	–	20	20	Property investment
Brisbane Trading Company Limited	Hong Kong	Ordinary and non-voting deferred	–	50	50	Property trading
Cheer City Properties Limited	Hong Kong	Ordinary	–	20	20	Property investment
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	–	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	–	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	–	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	–	33.3	33.3	Property development
Dramstar Company Limited	Hong Kong	Ordinary	–	22	22	Property trading
Empire Funds Limited	Hong Kong	Ordinary	–	50	50	Property trading
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Famous Empire Finance Limited	Hong Kong	Ordinary	–	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	–	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	–	33.3	33.3	Property investment
Gloryland Limited	Hong Kong	Ordinary	–	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	–	25	25	Property trading
Grace Sign Limited	Hong Kong	Ordinary	–	30	30	Property trading
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	–	20	20	Mortgage loan financing

45. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held by the Company			Principal activities
			Directly	Indirectly	Total	
			%	%	%	
Greenroll Limited	Hong Kong	Ordinary	–	30	30	Hotel operation
Harvest Sun Limited	Hong Kong	Ordinary	–	30	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	–	20	20	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	–	40	40	Building management
Lead Bright Finance Limited	Hong Kong	Ordinary	–	20	20	Mortgage loan financing
Lead Bright Limited	Hong Kong	Ordinary	–	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	–	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	–	25	25	Property investment
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	–	45	45	Property investment
Olympian City 1 (Project Management) Limited	Hong Kong	Ordinary	–	30	30	Project management
Olympian City 2 (Project Management) Limited	Hong Kong	Ordinary	–	42.5	42.5	Project management
Olympian City 2 Finance Company Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Prime Force Limited	Hong Kong	Ordinary	–	50	50	Property trading
Pui Hay Enterprises Limited	Hong Kong	Ordinary	–	50	50	Property trading

45. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held by the Company Directly %	Indirectly %	Total %	Principal activities
Rich Century Investment Limited	Hong Kong	Ordinary	50	–	50	Property investment
Silver Link Investment Limited	Hong Kong	Ordinary	–	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	–	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	–	50	Real estate agency
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	–	25	Building construction
Victory World Finance Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Victory World Limited	Hong Kong	Ordinary	–	50	50	Property trading and investment
Wide Harvest Investment Limited	Hong Kong	Ordinary	–	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	Property investment
深圳中海信和地產開發有限公司 (formerly known as 深圳盛輝物業發展有限公司)	PRC	Registered	–	50	50	Property development
中海信和(成都)物業發展有限公司	PRC	Registered	–	20	20	Property development

DISCLOSURE PURSUANT TO PARAGRAPHS 13.16 AND 13.22 OF THE LISTING RULES

In accordance with paragraphs 13.16. and 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2005	At 30th June, 2004
	HK$	*HK$*
The Group' share of total indebtedness of its affiliated companies		
Bank loans	**2,348,281,538**	2,306,624,606
Other loans	**186,300,000**	231,000,000
	2,534,581,538	2,537,624,606
Advances from the Group	**8,561,001,177**	9,513,338,484
	11,095,582,715	12,050,963,090
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	**–**	–
Contracted but not provided for	**210,399,472**	358,494,315
	210,399,472	358,494,315
The Group's share of contingent liabilities of its affiliated companies	**123,501,000**	116,014,000

Note: *"Affiliated companies" mentioned above refers to associates of the Group.*

PROPERTIES HELD BY THE GROUP

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
HONG KONG							
1. No. 1 Chatham Path Mid-levels, Hong Kong	2072	100.0%	–	7,800	R	Completed	Existing
2. 38 Repulse Bay Road Hong Kong	2084	100.0%	16,716	15,000	R	Completed	Existing
3. 148 Electric Road North Point, Hong Kong	2047	100.0%	13,160	197,400	C	Completed	Existing
4. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong	2047	100.0%	17,122	82,260	R	Completed	Existing
5. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong	2047	10.0%	77,824	140,000	C	Completed	Existing
6. The Centrium 60 Wyndham Street, Central, Hong Kong	2047	70.0%	17,061	179,138	C	Completed	Existing
7. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong	2047	30.0%	–	165,506	H	Completed	Existing
8. Harbour Centre Harbour Road & Fleming Road, Hong Kong	2128	16.7%	32,626	40,167	C	Completed	Existing
9. Hollywood Centre 233 Hollywood Road, Hong Kong	2128	50.0%	6,706	44,988	C	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
HONG KONG							
10. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	75,676 53,602* 129,278 * 480 carparks	C P	Completed	Existing
11. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong	2047	100.0%	7,818	119,298	C	Completed	Existing
12. One Capital Place 18 Luard Road, Wan Chai, Hong Kong	2127	100.0%	5,315	73,443	C	Completed	Existing
13. Pacific Palisades 1 Braemar Hill Road, Hong Kong	2047	20.0%	165,550	93,550	R	Completed	Existing
14. Pacific Plaza 418 Des Voeux Road West, Hong Kong	2860	100.0%	9,450	164,460	C	Completed	Existing
15. 15 Shek O Headland Hong Kong	2047	100.0%	2,970	2,228	R	Completed	Existing
16. 25/F United Centre Queensway, Hong Kong	2128	50.0%	–	10,225	C	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
17. No. 1 Hung To Road Kwun Tong, Kowloon	2047	33.3%	60,970	180,915	I	Completed	Existing
18. The Astrid 180 Argyle Street, Kowloon	2047	100.0%	61,118	17,467	R	Completed	Existing
19. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon	2038	100.0%	5,413	65,550	C	Completed	Existing
20. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon	2135	25.0%	165,334	359,433	C	Completed	Existing
21. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon	2047	100.0%	21,745	155,910	I	Completed	Existing
22. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,394	114,334	I	Completed	Existing
23. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon	2047	100.0%	18,783	225,396	C	Completed	Existing
24. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon	2039	100.0%	18,028	232,606	C	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
25. Kent Court 137 Boundary Street, Kowloon	2047	100.0%	–	3,072	R	Completed	Existing
26. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	31,018	156,770 198,758* 355,528 * 474 carparks	C P	Completed	Existing
27. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	25,995	941 192,694* 193,635 * 366 carparks	C P	Completed	Existing
28. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon	2047	30.0%	712,614	41,979	C	Completed	Existing
29. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	217,297	C	Completed	Existing
30. Omega Plaza 32 Dundas Street, Kowloon	2047	100.0%	5,385	80,775	C	Completed	Existing
31. Parmanand House 51-52 Haiphong Road, Kowloon	2863	100.0%	1,800	18,043	C	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
32. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon	2047	50.0%	29,063	122,850	I	Completed	Existing
33. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,370	114,103	I	Completed	Existing
34. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	2047	50.0%	68,986	413,915	C	Completed	Existing
35. Sunshine Plaza Commercial Complex, 17 Sung On Street, Hung Hom, Kowloon	2047	100.0%	26,598	58,887	C	Completed	Existing
36. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon	2127	45.0%	42,835	231,309	C	Completed	Existing
37. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	21,110	238,187	I/O	Completed	Existing
38. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon	2047	90.0%	100,580	464,627	I	Completed	Existing
NEW TERRITORIES							
39. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories	2047	100.0%	145,649	101,980	C	Completed	Existing

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
NEW TERRITORIES							
40. Cambridge Plaza 188 San Wan Road, Sheung Shui, New Territories	2047	100.0%	–	174,358	I	Completed	Existing
41. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories	2047	100.0%	21,420	32,178 173,571* 205,749 * 438 carparks	C P	Completed	Existing
42. Grand Regentville Shopping Arcade, 9 Wo Mun Street, Fanling, New Territories	2049	100.0%	131,448	71,462 148,292* 219,754 * 415 carparks	C P	Completed	Existing
43. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories	2047	100.0%	52,582	111,253	I	Completed	Existing
44. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories	2047	100.0%	64,261	57,316	C	Completed	Existing
45. Oceania Heights Shopping Mall, 2 Hoi Chu Road, Tuen Mun, New Territories	2052	100.0%	65,552	29,082	C	Completed	Existing
46. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories	2047	100.0%	26,522	84,988 166,976* 251,964 * 116 carparks	I P	Completed	Existing

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area (sq.ft.)	Approx. floor area attributable to the Group (sq.ft.)	Type	Stage of completion	Estimated completion date
Completed investment properties							
NEW TERRITORIES							
47. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories	2047	100.0%	20,376	20,401 173,267* 193,668 * 450 carparks	C P	Completed	Existing
48. Rosedale Gardens Shopping Arcade, 133 Castle Peak Road, Tuen Mun, New Territories	2047	100.0%	29,956	35,213	C	Completed	Existing
49. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2047	100.0%	38,234	268,798 93,691* 362,489 * 268 carparks	C P	Completed	Existing
50. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories	2047	100.0%	45,273	39,668 87,102* 126,770 * 261 carparks	C P	Completed	Existing
51. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories	2047	100.0%	17,362	170,570	I	Completed	Existing
52. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories	2047	100.0%	262,715	741,177 269,711* 1,010,888 * 956 carparks	C P	Completed	Existing

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
NEW TERRITORIES							
53. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories	2047	40.0%	69,428	22,772	C	Completed	Existing
PEOPLE'S REPUBLIC OF CHINA							
54. Raffles City Shanghai Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai	2044 2046	19.0%	163,624	255,977	C	Completed	Existing
OVERSEAS – SINGAPORE							
55. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed	Existing
Properties held for sales							
HONG KONG							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong	2130	19.1%	34,595	9,869	C	Completed	Existing
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	30,866	R	Completed	Existing
KOWLOON							
3. Central Park 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	6,798	R	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
4. Caldecott Hill 2 and 4 Caldecott Road, Piper's Hill, Kowloon	2051	33.3%	35,490	5,998	R	Completed	Existing
5. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon	2047	33.3%	44,350	12,168	C	Completed	Existing
6. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	38,000	15,099	I	Completed	Existing
7. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon	2047	100.0%	19,375	25,702	I	Completed	Existing
8. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon	2047	100.0%	27,125	18,395	I	Completed	Existing
9. Pan Asia Centre 137 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	5,760	66,512	I	Completed	Existing
10. Parc Palais 18 Wylie Road, King's Park, Kowloon	2050	30.0%	387,569	30,637	R	Completed	Existing
11. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	4,972	R	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
12. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon	2047	50.0%	17,280	103,576	I	Completed	Existing
NEW TERRITORIES							
13. Lincoln Centre 20 Yip Fung Street, On Lok Tsuen, Fanling, New Territories	2047	100.0%	21,163	61,144	I	Completed	Existing
14. Poly Centre 26 On Lok Tsuen, Fanling, New Territories	2047	100.0%	18,191	10,430	I	Completed	Existing
15. Raleigh Centre 25 On Lok Tsuen, Fanling, New Territories	2047	100.0%	10,194	8,386	I	Completed	Existing
16. The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	2047	100.0%	484,375	160,582	R	Completed	Existing
17. Sea Crest Terrace Mui Wo, Lantau Island, New Territories	2047	100.0%	7,976	800 7,498 8,298	R C	Completed	Existing
18. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	2050	100.0%	247,281	98,909	R	Completed	Existing

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
NEW TERRITORIES							
19. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories	2047	100.0%	20,000	15,468	I	Completed	Existing
Properties under development							
HONG KONG							
1. 256 Hennessy Road Wan Chai, Hong Kong Hong Kong Inland Lot No. 2769	2127	100.0%	4,791	71,862	C	Demolition works in progress	June 2007
2. 53 Conduit Road Hong Kong The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613	2065	100.0%	25,090	64,957	R	Planning stage	November 2007
KOWLOON							
3. Mount Beacon Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 6196	2052	33.3%	158,231	100,391	R	Superstructure works in progress	April 2006
4. One SilverSea Hoi Fai Road, West Kowloon Reclamation, Kowloon Kowloon Inland Lot No. 11158	2052	100.0%	112,484	731,138 112,483 843,621	R C	Superstructure works in progress	April 2006
5. 464-474 Castle Peak Road Cheung Sha Wan, Kowloon New Kowloon Inland Lot No. 1175-1177	2047	100.0%	6,449	48,364 9,673 58,037	R C	Foundation works in progress	June 2007

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
KOWLOON							
6. Fuk Wing Street and Fuk Wa Street Sham Shui Po - Project K26, Kowloon New Kowloon Inland Lot No. 6425	2054	100.0%	14,897	111,709 22,335 134,044	R C	Foundation works in progress	September 2007
7. 305 Castle Peak Road Cheung Sha Wan, Kowloon New Kowloon Inland Lot No. 939	2047	100.0%	7,200	54,000 10,800 64,800	R C	Demolition works in progress	January 2008
8. Junction of Sheung Yuet Road and Wang Chiu Road Kowloon Bay, Kowloon New Kowloon Inland Lot No. 6310	2055	100.0%	50,752	609,027	C	Planning stage	November 2008
NEW TERRITORIES							
9. Tsuen Wan Town Centre Redevelopment Project Tsuen Wan, New Territories Tsuen Wan Town Lot No. 398	2052	100.0%	207,659	1,156,053 245,419 1,401,472	R C	Superstructure works in progress	December 2006
10. Kwu Tung Sheung Shui, New Territories Lot No. 2596 in DD92	2054	100.0%	61,032	23,638	R	Planning stage	May 2007
11. Ho Tung Lau (site A) Fo Tan, Shatin, New Territories Shatin Town Lot No. 470	2053	100.0%	287,258	1,301,355 21,528 1,322,883	R C	Foundation works in progress	October 2007
12. Ma Wo Tai Po, New Territories Tai Po Town Lot No. 179	2055	100.0%	63,603	114,486	R	Planning stage	December 2007

Dated at 30th June, 2005

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
NEW TERRITORIES							
13. Yeung Uk Road Tsuen Wan, New Territories Tsuen Wan Town Lot No. 394	2054	100.0%	77,823	287,322 191,992 479,314	R C	Foundation works in progress	August 2008
14. KCR Wu Kai Sha Station Development Shatin, New Territories Shatin Town Lot No. 530	2055	100.0%	367,601	1,815,349 32,292 1,847,641	R C	Planning stage	December 2008
PEOPLE'S REPUBLIC OF CHINA							
15. Bayshore Villas Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	2039	100.0%	53,111	288,497 10,093 298,590	R C	Foundation completed	May 2006
16. Honey Lake Site Futian, Shenzhen, Shenzhen Lot No. B303-0041	2073	50.0%	1,006,533	687,006	R	Foundation completed	December 2006
17. Astoria Court West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2	2059 2039	100.0%	33,173	120,738 11,610 132,348	R C	Foundation works in progress	February 2007
18. Horizon Mansion East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4	2059 2039	100.0%	44,094	95,535 15,433 110,968	R C	Foundation works in progress	March 2007
19. Sino International Plaza Wu Xi Lu, Fuzhou	2059	100.0%	58,104	499,113	C	Foundation completed	April 2007

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
PEOPLE'S REPUBLIC OF CHINA							
20. Lucky Mansion Gia Hor Lu, South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6	2060 2040	100.0%	113,852	487,453 24,723 512,176	R C	Site investigation	July 2007
21. Lakeside Plaza Hu Bien Bei Lu, Xiamen Lot No. 88-C5	2058 2038	100.0%	64,882	301,162 22,714 323,876	R C	Planning stage	December 2007
22. City Mansion Junction of Fuxia Gong Lu & Lian E Lu, Xiamen Lot No. 88-C6	2058	100.0%	64,560	225,960	R	Planning stage	December 2007
23. Chengdu Site Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	2074 2044	20.0%	14,248,392	2,325,002 193,750 38,750 2,557,502	R C H	Planning stage	December 2010
24. Kaisawangchao at East, Zhanghua Lu at South, DongLinghao Lu at West & Zhangxiang Lu at North, Zhangzhou, Fujian Province, 2004G12	2075 2045	100.0%	932,932	5,131,128 193,752 5,324,880	R C	Planning stage	September 2014

Note:
- *C : Commercial*
- *R : Residential*
- *I : Industrial*
- *I/O : Industrial/Office*
- *H : Hotel*
- *P : Multi-storey carpark*

Sino Land Company Limited

Proxy Form for use at the Annual General Meeting

(or at any adjournment thereof)

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ______________________________

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or *(Note 3)* ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Thursday, the 17th day of November, 2005 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For *(Note 4)*	**Against** *(Note 4)*
1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2005.		
2. To declare a final dividend of HK$0.115 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP as Director.		
(ii) To re-elect Mr. Adrian David Li Man-kiu as Director.		
(iii) To re-elect Dr. Fu Yuning as Director.		
(iv) To re-elect Mr. Raymond Tong Kwok Tung as Director.		
(v) To re-elect Mr. Thomas Tang Wing Yung as Director.		
(vi) To re-elect Mr. Daryl Ng Win Kong as Director.		
(vii) To authorise the Board to fix the Directors' remuneration.		
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and to authorise the Board to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		

Dated ______________________ Signature *(Note 5)* ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

信和置業有限公司

股東週年大會(或其任何續會)代表委任表格

本人／吾等[註1] ______________________________

地址為 ______________________________

為上述公司股本中每股面值1.00港元普通股股份[註2] ______________________________股

之登記持有人，**茲委任**大會主席或[註3] ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席定於二零零五年十一月十七日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行上述公司之股東週年大會(或其任何續會)，並於該大會(或其任何續會)進行投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

		贊成[註4]	反對[註4]
1.	省覽截至二零零五年六月三十日止年度之經審核財務報告書與董事會及核數師報告書。		
2.	宣派末期股息每普通股0.115港元或可選擇以股代息。		
3.	(i) 選舉夏佳理先生，GBS, CVO, OBE, JP連任董事。		
	(ii) 選舉李民橋先生連任董事。		
	(iii) 選舉傅育寧博士連任董事。		
	(iv) 選舉唐國通先生連任董事。		
	(v) 選舉鄧永鏞先生連任董事。		
	(vi) 選舉黃永光先生連任董事。		
	(vii) 授權董事會釐定董事酬金。		
4.	重聘德勤•關黃陳方會計師行為核數師及授權董事會釐定核數師酬金。		
5.	(i) 批准股份購回授權(列於股東週年大會通告內第5(i)項之普通決議案)。		
	(ii) 批准股份發行授權(列於股東週年大會通告內第5(ii)項之普通決議案)。		
	(iii) 批准擴大股份發行授權(列於股東週年大會通告內第5(iii)項之普通決議案)。		

日期：______________________ 簽署：[註5] ______________________

附註：

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記之每股面值1.00港元普通股股份數目。倘不填上股份數目，則本表格將被視為與全部以 閣下名義登記之本公司普通股股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘 閣下擬投票贊成某項決議案，請在適用之「贊成」方框內填上「✓」號。倘 閣下擬投票反對某項決議案，請在適用之「反對」方框內填上「✓」號。**如不給予指示，則代表人可自行決定投票或棄權。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之書面授權人士簽署。倘股東為一有限公司，則代表委任表格必須加蓋該公司鋼印，或經由公司負責人或獲正式授權之人士簽署。
6. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，必須最遲於大會或續會(視情況而定)召開四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓本公司註冊辦事處，方為有效。
7. 如屬聯名股東，任何一位聯名股東均可親自或委派代表投票；惟規定：若親自或委派代表出席之聯名股東多於一人，則該等出席股東中，只有在股東名冊內排名於首位者方有權就有關之股份投票。
8. 受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。
9. 閣下填妥交回代表委任表格後，屆時仍可親自出席大會投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

RECEIVED
2005 OCT 24 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(1) General Mandates to Repurchase Shares and to Issue Shares

(2) Proposed Re-election of Directors

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 17th November, 2005 (the "Annual General Meeting") is contained in the 2005 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2005 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

14th October, 2005

CONTENTS

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

(# Non-executive Director)
(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

14th October, 2005

To the shareholders

Dear Sir or Madam,

(1) General Mandates to Repurchase Shares and to Issue Shares
(2) Proposed Re-election of Directors

1. Introduction

At the last annual general meeting of the Company held on 17th November, 2004, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 17th November, 2005 ("Annual General Meeting") unless renewed at that meeting.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares and the re-election of Directors.

2. General Mandate to Repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I hereto.

3. General Mandate to Issue Shares

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

4. Directors Proposed to be Re-elected

In accordance with Articles 103 and 94 of the Articles of Association of the Company, the Directors retiring by rotation at the Annual General Meeting are Mr. Ronald Joseph Arculli, Mr. Adrian David Li Man-kiu, Dr. Fu Yuning, Mr. Raymond Tong Kwok Tung, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong who, being eligible, offer themselves for re-election.

The amount of emoluments paid or payable for the year ended 30th June, 2005 to each of the Directors who stand for re-election at the Annual General Meeting are set out in Note 11 to the Financial Statements on page 102 in the Company's 2005 Annual Report.

Each of the Non-executive Director Mr. Ronald Joseph Arculli and the Independent Non-executive Directors Mr. Adrian David Li Man-kiu and Dr. Fu Yuning does not have service contract with the Company other than a letter of appointment pursuant to which his term of office is for the period of three years from 1st July, 2005, subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association. The directors' fees are fixed by the Board of Directors pursuant to the authority granted by the shareholders at annual general meetings. The emoluments of the Executive Directors are to be determined by the Remuneration Committee with reference to their duties, responsibilities and performance and the results of the Group.

Other biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as required by Rule 13.51(2) of the Listing Rules as at the Latest Practicable Date, are set out below to enable the shareholders to make informed decision on their re-election.

Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP, aged 66, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. Mr. Arculli has been a consultant of the Company since July 2005. He is also a Non-executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. Mr. Arculli is the Chairman and a Steward of The Hong Kong Jockey Club. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited.

Save as disclosed herein, Mr. Arculli does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest of 1,044,095 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Adrian David Li Man-kiu, aged 32, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. Mr. Li is member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C. and committee member of the Tenth Session of the All-China Youth Federation. He serves, inter alia, as Director of Ocean Park Corporation, member of the advisory board of Hong Kong Export Credit Insurance Corporation and Alternate Director to Dr. David Li Kwok-Po, Independent Non-executive Director of San Miguel Brewery Hong Kong Limited. He holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University and a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge.

Save as disclosed herein, Mr. Li does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Li does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. Fu Yuning, aged 48, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited and the Chairman of China Merchants China Direct Investments Limited, both companies are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of Shenzhen Chiwan Petroleum Supply Base Co., Ltd., a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Company, Limited, a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council.

Save as disclosed herein, Dr. Fu does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Dr. Fu does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Raymond Tong Kwok Tung, aged 63, an Executive Director of the Company since 1997, was a solicitor in private practice in Hong Kong for 27 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Department, Internal Audit and Corporate Compliance of the Group. He is also an Executive Director of Tsim Sha Tsui Properties Limited and the director of a number of subsidiaries and associated companies of the Company.

Save as disclosed herein, Mr. Tong does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Tong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Thomas Tang Wing Yung, aged 50, an Executive Director since April 2005, first joined Tsim Sha Tsui Properties Limited, the Company and Sino Hotels (Holdings) Limited as Chief Financial Officer in November 2003. Mr. Tang is a director of a number of subsidiaries of the Company and is also an Executive Director of Sino Hotels (Holdings) Limited. He holds a Bachelor Degree of Science in Modern Mathematics from Surrey University, and is an Associate Member of The Institute of Chartered Accountants in England and Wales and Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising). He is also a Non-executive Director of Philweb Corporation, a company listed on The Philippine Stock Exchange, Inc., since January 2000.

Save as disclosed herein, Mr. Tang does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Tang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Daryl Ng Win Kong, aged 27, an Executive Director since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is also a Director of a number of subsidiaries and associated companies of the Company and is an Executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong and the eldest grandson of the substantial shareholder Mr. Ng Teng Fong.

Save as disclosed herein, Mr. Ng does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest of 68,532 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

5. Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate.

The notice convening the Annual General Meeting is contained in the 2005 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2005 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

6. Recommendation

The Directors believe that the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Listing Rules

The Listing Rules permit companies whose primary listing are on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. Share Capital

As at 7th October, 2005 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 4,317,523,662 Shares of HK$1.00 each. On the basis of such figure, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 431,752,366 Shares, representing 10% of the issued share capital of the Company, subject to adjustment of any further shares issued or cancelled on repurchases after 7th October, 2005 and up to the date of the Annual General Meeting.

3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. Funding of Repurchases

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2005 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. Disclosure of Interest

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. Undertaking of Directors

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2004		
October	7.150	5.950
November	7.650	6.550
December	7.700	6.800
2005		
January	7.750	6.150
February	7.250	6.600
March	7.500	6.850
April	7.400	6.950
May	8.050	7.300
June	8.500	7.700
July	9.600	7.900
August	9.400	8.500
September	9.500	8.700

8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 7th October, 2005 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.73% controlling interest, in approximately 54.43% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full of the power to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code or such that the public float of the Company's shares will be reduced to less than 25% as a result of any purchases made under the Share Repurchase Mandate.

9. Share Purchases made by the Company

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

Date of Repurchases	Number of Shares	Price per Share Highest HK$	Price per Share Lowest HK$
1st April, 2005	1,004,000	7.100	7.000
8th April, 2005	558,000	7.250	7.200
12th April, 2005	574,000	7.250	7.150
13th April, 2005	1,634,000	7.250	7.250
14th April, 2005	1,364,000	7.250	7.250
18th April, 2005	2,238,000	7.100	7.050
19th April, 2005	1,734,000	7.200	7.150
20th April, 2005	1,448,000	7.250	7.050
21st April, 2005	432,000	7.050	7.000
22nd April, 2005	558,000	7.150	7.000
25th April, 2005	388,000	7.100	7.050
26th April, 2005	332,000	7.200	7.150
11th May, 2005	392,000	7.600	7.550
13th May, 2005	550,000	7.600	7.500
19th May, 2005	5,874,000	7.650	7.400
20th May, 2005	1,432,000	7.500	7.400
23rd May, 2005	1,790,000	7.450	7.300
25th May, 2005	540,000	7.600	7.450
9th June, 2005	1,870,000	7.900	7.750
16th June, 2005	1,036,000	7.900	7.800
21st June, 2005	996,000	7.900	7.850
30th June, 2005	1,466,000	8.300	8.250
5th July, 2005	872,000	8.250	8.150
7th July, 2005	654,000	8.150	7.950
8th July, 2005	478,000	8.050	7.900
20th July, 2005	974,000	9.350	9.350
21st July, 2005	1,970,000	9.350	9.200
26th July, 2005	1,386,000	9.350	9.250
27th July, 2005	1,112,000	9.150	9.050
28th July, 2005	1,028,000	9.150	9.000
3rd August, 2005	956,000	9.300	9.250
4th August, 2005	942,000	9.250	9.150
9th August, 2005	2,732,000	9.050	8.950
10th August, 2005	3,524,000	9.150	9.000
11th August, 2005	1,134,000	9.100	9.050
12th August, 2005	950,000	9.100	9.050
15th August, 2005	506,000	9.100	9.000
16th August, 2005	468,000	9.100	9.050
17th August, 2005	616,000	9.050	8.950
18th August, 2005	2,890,000	9.000	8.800
19th August, 2005	1,548,000	8.900	8.800
4th October, 2005	4,328,000	9.700	9.550
5th October, 2005*	2,506,000	9.550	9.400
6th October, 2005*	4,264,000	9.300	9.000
7th October, 2005*	1,248,000	9.200	9.100
	65,296,000		

* pending delivery of share certificates for cancellation

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding 7th October, 2005 (being the latest practicable date prior to the printing of this circular).

According to existing Article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

In accordance with the requirement under Chapter 13 of the Listing Rules, the Company will publish an announcement in newspapers of the results of any voting by poll at the general meeting on the business day following the meeting.

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

根據現有細則第74條，於每次股東大會提呈會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時)經正式要求進行投票表決，有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 至少三名親身或其委任代表出席並當時有權於會上投票之股東；或

(iii) 一名或多名親身或其委任代表出席並佔總數不少於所有有權於會上投票之股東之總投票權十分之一之股東；或

(iv) 一名或多名親身或其委任代表出席並持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股東實繳股款總額十分之一之股東。

除非要求投票表決及不予撤回，否則主席宣佈決議案經舉手投票通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

按照上市規則第13章之規定，本公司將於股東大會後之營業日在報章發表有關大會投票表決結果之公佈。

此通函(英文及中文版)(「通函」)已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊(其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格)以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以更改其對有關公司通訊之收取方式(印刷方式或透過本公司網頁之電子方式)及／或語言版本之選擇。

九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

購回日期	股份數目	每股購回價 最高 港元	最低 港元
二零零五年四月一日	1,004,000	7.100	7.000
二零零五年四月八日	558,000	7.250	7.200
二零零五年四月十二日	574,000	7.250	7.150
二零零五年四月十三日	1,634,000	7.250	7.250
二零零五年四月十四日	1,364,000	7.250	7.250
二零零五年四月十八日	2,238,000	7.100	7.050
二零零五年四月十九日	1,734,000	7.200	7.150
二零零五年四月二十日	1,448,000	7.250	7.050
二零零五年四月二十一日	432,000	7.050	7.000
二零零五年四月二十二日	558,000	7.150	7.000
二零零五年四月二十五日	388,000	7.100	7.050
二零零五年四月二十六日	332,000	7.200	7.150
二零零五年五月十一日	392,000	7.600	7.550
二零零五年五月十三日	550,000	7.600	7.500
二零零五年五月十九日	5,874,000	7.650	7.400
二零零五年五月二十日	1,432,000	7.500	7.400
二零零五年五月二十三日	1,790,000	7.450	7.300
二零零五年五月二十五日	540,000	7.600	7.450
二零零五年六月九日	1,870,000	7.900	7.750
二零零五年六月十六日	1,036,000	7.900	7.800
二零零五年六月二十一日	996,000	7.900	7.850
二零零五年六月三十日	1,466,000	8.300	8.250
二零零五年七月五日	872,000	8.250	8.150
二零零五年七月七日	654,000	8.150	7.950
二零零五年七月八日	478,000	8.050	7.900
二零零五年七月二十日	974,000	9.350	9.350
二零零五年七月二十一日	1,970,000	9.350	9.200
二零零五年七月二十六日	1,386,000	9.350	9.250
二零零五年七月二十七日	1,112,000	9.150	9.050
二零零五年七月二十八日	1,028,000	9.150	9.000
二零零五年八月三日	956,000	9.300	9.250
二零零五年八月四日	942,000	9.250	9.150
二零零五年八月九日	2,732,000	9.050	8.950
二零零五年八月十日	3,524,000	9.150	9.000
二零零五年八月十一日	1,134,000	9.100	9.050
二零零五年八月十二日	950,000	9.100	9.050
二零零五年八月十五日	506,000	9.100	9.000
二零零五年八月十六日	468,000	9.100	9.050
二零零五年八月十七日	616,000	9.050	8.950
二零零五年八月十八日	2,890,000	9.000	8.800
二零零五年八月十九日	1,548,000	8.900	8.800
二零零五年十月四日	4,328,000	9.700	9.550
二零零五年十月五日*	2,506,000	9.550	9.400
二零零五年十月六日*	4,264,000	9.300	9.000
二零零五年十月七日*	1,248,000	9.200	9.100
	65,296,000		

*　尚待交付股票予以註銷

除上述所披露外，在二零零五年十月七日(本通函付印前之最後實際可行日期)之前六個月內，本公司並無購回任何本公司之股份(無論在聯交所或以其他方式進行)。

七、 股份價格

股份於過去十二個月期間每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	最低
	港元	*港元*
二零零四年		
十月	7.150	5.950
十一月	7.650	6.550
十二月	7.700	6.800
二零零五年		
一月	7.750	6.150
二月	7.250	6.600
三月	7.500	6.850
四月	7.400	6.950
五月	8.050	7.300
六月	8.500	7.700
七月	9.600	7.900
八月	9.400	8.500
九月	9.500	8.700

八、 收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則(「收購守則」)第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零五年十月七日(本通函付印前之最後實際可行日期)，黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.73%控制權益而被視為擁有合共約本公司已發行股本之54.43%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加(包括根據股份購回授權全面行使權力購回股份所致)，並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果或本公司股份之公眾持股量低於25%。

四、 購回之資金

任何購回所需之資金將由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響(對照截至二零零五年六月三十日止年度年報內之經審核賬目所披露之情況)。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或(於作出一切合理查詢後據彼等所知)其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、 上市規則

上市規則准許在香港聯合交易所有限公司(「聯交所」)作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

(甲) 股東批准

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

(乙) 資金來源

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、 股本

本公司於二零零五年十月七日(本通函付印前之最後實際可行日期)之已發行股本為每股面值1.00港元股份4,317,523,662股。根據上述數字，本公司按股份購回授權將獲准購回最多不超過431,752,366股之股份，相等於本公司已發行股本百分之十，惟可購回股份數目須就在二零零五年十月七日後直至股東週年大會召開日期間止所發行或註銷之購回股份予以調整。

三、 購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回(視乎當時市場情況及融資安排而定)可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

黃永光先生，27歲，自二零零五年四月出任本公司執行董事，持有紐約哥倫比亞大學文學學士學位。於二零零三年加入本公司擔任專員(項目發展)。他亦是本公司一些附屬公司及聯營公司之董事，並是尖沙咀置業集團有限公司及信和酒店(集團)有限公司之執行董事。彼為董事會主席黃志祥先生之長子及本公司主要股東黃廷方先生之長孫。

除以上所披露者外，黃先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，黃先生持有本公司68,532股之個人權益。

5. 股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權。

召開股東週年大會之通告已載於本公司之二零零五年年報內。請各股東細閱通告並將二零零五年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

6. 推薦意見

董事會認為股份購回授權及股份發行授權均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦 閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零五年十月十四日

深圳證券交易所上市的深圳赤灣石油基地股份有限公司董事長和上海證券交易所上市的招商銀行有限公司董事。傅博士亦擔任在香港聯合交易所有限公司上市之利和經銷集團有限公司的獨立非執行董事。傅博士亦擔任若干社會組織的董事職務，包括香港總商會及香港港口發展局委員。

除以上所披露者外，傅博士與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。傅博士並無持有根據證券及期貨條例第XV部所指之本公司股份權益。

唐國通先生，63歲，自一九九七年出任本公司執行董事。唐先生曾在香港任職私人執業律師歷27年，並曾是某著名律師事務所之高級合夥人。他分別在英國、新加坡及澳洲取得律師資格，現為中國委託公證人及香港公證人。他於一九九七年加入本公司，主要負責物業管理部門(其中包括物業管理、清潔、保安及停車場服務)及酒店部門。唐先生現時負責法律及秘書部、內部審計部及集團之企業法規工作。唐先生亦擔任尖沙咀置業集團有限公司之執行董事，彼亦為本公司一些附屬公司及聯營公司之董事。

除以上所披露者外，唐先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。唐先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。

鄧永鏞先生，50歲，自二零零五年四月出任本公司執行董事，於二零零三年十一月加入尖沙咀置業集團有限公司、本公司及信和酒店(集團)有限公司擔任首席財務總監。他亦是本公司一些附屬公司之董事，並是信和酒店(集團)有限公司之執行董事。他持有Surrey University現代數學科學學士學位，並為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深執業會計師。自二零零零年一月起他亦是於菲律賓證券交易所上市之Philweb Corporation之非執行董事。

除以上所披露者外，鄧先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。鄧先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。

夏佳理先生，GBS, CVO, OBE, JP，66歲，自一九八一年出任本公司董事，並於二零零五年七月起轉任為非執行董事及出任本公司顧問。他亦是尖沙咀置業集團有限公司及信和酒店(集團)有限公司之非執行董事。夏佳理先生乃香港賽馬會主席兼董事，為香港執業律師，並於一九八八年至二零零零年期間擔任立法會議員。他亦為愛丁堡公爵獎勵計劃國際基金會之國際獎勵計劃協會主席及香港按揭證券有限公司董事，並曾服務於多個政府委員會及諮詢團體。夏佳理先生亦是恒隆地產有限公司及SCMP集團有限公司之獨立非執行董事，亦為香港電燈集團有限公司、和記港陸有限公司及香港興業國際集團有限公司之非執行董事。

除以上所披露者外，夏佳理先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，夏佳理先生持有本公司1,044,095股之個人權益。

李民橋先生，32歲，自二零零五年四月出任本公司獨立非執行董事，自二零零零年起擔任東亞銀行總經理兼企業銀行主管。他亦是尖沙咀置業集團有限公司及信和酒店(集團)有限公司之獨立非執行董事。彼為中國人民政治協商會議廣州市第九屆及第十屆委員會委員，中華全國青年聯合會第十屆特區特邀委員，海洋公園公司董事，香港出口信用保險局諮詢委員會委員及香港生力啤酒廠有限公司獨立非執行董事李國寶博士之替任董事及擔任多個組織之委員。李先生為美國西北大學商學院工商管理碩士及英國劍橋大學法學院碩士及文學士。

除以上所披露者外，李先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。李先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。

傅育寧博士，48歲，自二零零五年六月出任本公司獨立非執行董事，畢業於中國大連理工學院，獲港口工程專業學士學位，並獲英國布魯諾爾大學授予海洋工程力學博士學位，其後曾在該校從事博士後的研究工作。傅博士自二零零零年四月出任招商局集團的董事兼總裁，彼為招商局國際有限公司主席兼董事總經理及招商局中國基金有限公司主席，兩間公司均於香港聯合交易所有限公司上市。彼亦為在

2. 購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份(「股份」)最多不超過在決議案通過當日本公司已發行股本之10%(「股份購回授權」)。

根據上市規則所規定須予載述之說明函件已載於本通函之附錄一內。

3. 發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份(「股份發行授權」)，並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

4. 建議選舉連任之董事

根據本公司細則第103及94條之規定，於股東週年大會上退任之董事為夏佳理先生、李民橋先生、傅育寧博士、唐國通先生、鄧永鏞先生及黃永光先生，而彼等均願意繼續連任。

截至二零零五年六月三十日止年度內之已付或應付予將於股東週年大會上應選連任之董事之酬金，均載列於本公司二零零五年年報第102頁財務報告書附註11。

非執行董事夏佳理先生及獨立非執行董事李民橋先生及傅育寧博士與本公司概無任何服務合約，惟彼等之聘書列明彼等之任期由二零零五年七月一日起為期三年，並須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。董事袍金由董事會依據股東於股東週年大會上所授予之權力釐定。執行董事之酬金經薪酬委員會根據董事之職責、責任、表現，及本集團之業績而釐定。

下文根據上市規則第13.51(2)條的規定，列出股東週年大會上應選連任的董事於最後實際可行日期的個人資料，以協助股東就再選連任董事作出知情的決定。

信和置業有限公司

(於香港註冊成立之有限公司)
(股份代號：83)

董事：	*註冊辦事處：*
黃志祥 *(主席)*	香港
夏佳理，GBS, CVO, OBE, JP#	九龍
盛智文，GBS, JP*	尖沙咀
李民橋*	梳士巴利道
傅育寧*	尖沙咀中心
唐國通	十二字樓
余惠偉	
鄧永鏞	
黃永光	

(# 非執行董事)
(獨立非執行董事)*

敬啟者：

(1) 購回股份及發行股份之一般性授權
(2) 選舉董事連任之建議

1. 緒言

於二零零四年十一月十七日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則(「上市規則」)之條款，該授權除非於二零零五年十一月十七日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會(「股東週年大會」)上獲得予以延續，否則將於此大會完結時屆滿失效。

本通函旨在向　閣下提供有關一般性授權以購回股份及發行股份建議及選舉董事之資料。

頁次

主席函件

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

(1) 購回股份及發行股份之一般性授權

(2) 選舉董事連任之建議

於二零零五年十一月十七日星期四上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司(「本公司」)之股東週年大會(「股東週年大會」)通告已載於本公司之二零零五年年報內。請各股東細閱通告，並將二零零五年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零五年十月十四日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 17th day of November, 2005 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2005.
2. To declare a final dividend.
3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Board to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "THAT:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 13th October, 2005

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The Register of Members of the Company will be closed from Monday, 14th November, 2005 to Thursday, 17th November, 2005, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 11th November, 2005.

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is Mr. Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

RECEIVED
2005 OCT 24 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

DISCLOSEABLE TRANSACTION
FORMATION OF A JOINT VENTURE

The Directors are pleased to announce that on 27th September 2005, Sino Land, Chinese Estates and Nan Fung entered into a joint venture through the formation of Bestwise, a new joint venture company, incorporated in the British Virgin Islands. Bestwise is owned as to 50% by King Chance (a direct wholly-owned subsidiary of Sino Land), 25% by Fine Famous (an indirect wholly-owned subsidiary of Chinese Estates) and 25% by Glory Top (a direct wholly-owned subsidiary of Nan Fung). The purpose of Bestwise is to own and develop the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land into residential and retail properties through its wholly-owned subsidiaries Best Profit and Union Empire.

On 27th September 2005, Best Profit and Union Empire successfully bid for the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land from the Government for the bidding price of HK$3.19 billion and HK$2.73 billion respectively.

The total capital commitment in terms of the initial transaction for the Projects to be contributed by Sino Land amounts to 50% of the Land Costs. The total capital commitment in respect of the future costs for the Projects has not been confirmed as at the date of the Announcement.

The formation of Bestwise constitutes a discloseable transaction under the Listing Rules. A circular containing further details of the joint venture will be despatched to the Shareholders as soon as practicable.

THE JOINT VENTURE ENTITY – BESTWISE

1. **Certain Corporate Information**

a.	*Date of incorporation:*	*5th September 2005*
b.	Issued share capital:	US$100 divided into 100 shares of US$1.00 each. 50 shares were allotted and issued at par for cash to King Chance, 25 shares were allotted and issued at par for cash to Fine Famous, and 25 shares were allotted and issued at par for cash to Glory Top, in each case on 27 September 2005.
c.	Constitution of the board:	a total of eight directors, of which four are appointed by Sino Land, two are appointed by Chinese Estates and two are appointed by Nan Fung, or such number of directors as agreed by the JV Partners in proportion to their respective shareholdings in Bestwise

2. **Principal Activity**

Bestwise is an investment holding company. It is a joint venture entity formed by King Chance, Fine Famous and Glory Top, being the wholly-owned subsidiaries of Sino Land, Chinese Estates and Nan Fung respectively to undertake the Projects on a 50/25/25 basis, through its two wholly-owned subsidiaries, Best Profit and Union Empire.

3. **Funding Requirements**

The JV Partners shall severally procure to make available to Bestwise all fundings for the Projects on a 50/25/25 basis. Future fundings of Bestwise will be by way of external borrowing and the contributions from the JV Partners in proportion to their respective shareholdings. Sino Land will fund its contribution by internal resources and bank borrowing. As at the date of this Announcement, Sino Land has not committed to any funding amount other than 50% of the Land Costs. TST Properties and Sino Land will monitor the amount of total commitment from time to time and comply with any requirements under the Listing Rules, where necessary.

4. **Accounting Treatment**

Bestwise will be recorded in the financial statements of TST Properties and Sino Land using the equity method of accounting in accordance with Hong Kong Financial Reporting Standards. The indirect shareholding interest in Bestwise will be disclosed as "interests in associates" on the balance sheet, and any profit and loss of Bestwise as "results attributable to associates" in the income statement, in each case of TST Properties and Sino Land respectively.

5. **Profit Sharing**

It is expected that any profit of the Projects is to be ultimately shared by the JV Partners pro-rated on a 50/25/25 basis.

6. **Joint Venture Agreement**

It is intended that a joint venture agreement incorporating the material terms set out above will be entered into between the JV Partners as soon as practicable. In the event that the provisions of such joint venture agreement are inconsistent with the material terms set out above, TST Properties and Sino Land will make a further announcement as soon as practicable after signing of the joint venture agreement.

REASONS FOR THE JOINT VENTURE

One of the main business areas of the Sino Land Group is property development and investment in Hong Kong. The formation of a joint venture for the purpose of undertaking the Projects is a continuation of the Sino Land Group's principal activity in Hong Kong with other business partners.

On 27th September 2005, Best Profit and Union Empire, two direct wholly-owned subsidiaries of Bestwise, successfully bid for the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land from the Government for the bidding price of HK$3.19 billion and HK$2.73 billion respectively.

The addition of the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land to the landbank of the Sino Land Group for development into residential and retail properties is consistent with one of the core business strategies of the Sino Land Group. The Lands will be developed into luxurious residential and retail complex with fully-fledged club-house, amenity facilities and car park spaces.

INFORMATION ON TST PROPERTIES AND SINO LAND

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

GENERAL

The formation of Bestwise constitutes a discloseable transaction under the Listing Rules. A circular containing further details of the joint venture will be despatched to the Shareholders as soon as practicable.

The principal activities of Chinese Estates Group are property development and trading, property leasing, money lending and securities investment, investment holding and brokerage.

The principal businesses of Nan Fung are investment holding, financing and property investment.

Nan Fung is a company beneficially owned by Mr. Chen Din Hwa who also beneficially owns 7.532% of the issued share capital of Sino Land as at 3rd October 2005 according to the register kept pursuant to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Both Chinese Estates and Nan Fung have previously entered into joint ventures for land development projects with associated companies of Sino Land.

Based on the above information provided by Chinese Estates and Nan Fung and to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of Chinese Estates and Nan Fung is an independent third party not connected with the directors, substantial shareholders and chief executives of Sino Land and TST Properties, their respective subsidiaries and their respective associates (as *defined in the Listing Rules*).

DEFINITIONS

"Announcement"	this announcement in relation to the formation of Bestwise
"Best Profit"	Best Profit Limited, a company incorporated in Hong Kong
"Bestwise"	Bestwise Resources Limited, a company incorporated in the British Virgin Islands, which is owned as to 50% by Sino Land, 25% by Chinese Estates and 25% by Nan Fung
"Chinese Estates"	*Chinese Estates Holding Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange*
"Chinese Estates Group"	Chinese Estates and its subsidiaries
"Directors"	the directors of TST Properties and Sino Land
"Fine Famous"	Fine Famous Limited, an indirect wholly-owned subsidiary of Chinese Estates incorporated in Hong Kong
"Glory Top"	Glory Top Development Limited, a direct wholly-owned subsidiary of Nan Fung incorporated in Hong Kong
"Government"	*the Government of Hong Kong*
"Hoi Ting Road Land"	the piece of land with a site area of 79,621 sq. feet located at Kowloon Inland Lot No. 11168, Hoi Ting Road, West Kowloon Reclamation Area
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Junction of Hoi Wang Road and Hoi Ting Road Land"	the piece of land with a site area of 66,511 sq. feet located at Kowloon Inland Lot No. 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon Reclamation Area
"JV Partners"	the three joint venture partners of Bestwise, being Sino Land, Chinese Estates and Nan Fung
"King Chance"	King Chance Development Limited, a direct wholly-owned subsidiary of Sino Land incorporated in Hong Kong
"Land Costs"	the aggregate bidding price for the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land amounting to HK$5.92 billion
"Lands"	Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land
"Listing Rules"	The Rules Governing the Listing of Securities of the Stock Exchange in force for the time being
"Nan Fung"	Nan Fung Development Limited, a company incorporated in Hong Kong
"PRC"	the People's Republic of China
"Projects"	the development of the Lands by the JV Partners into residential and retail properties with a total residential gross floor area of 517,533 sq. feet and 432,314 sq. feet and non-residential gross floor area of 79,621 sq. feet and 66,511 sq. feet for Hoi Ting Road Land and Junction of Hoi Wang Road and Hoi Ting Road Land respectively
"Shareholders"	*the shareholders of TST Properties and Sino Land*
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Sino Land Group"	Sino Land and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Union Empire"	Union Empire Limited, a company incorporated in Hong Kong
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 3rd October 2005

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is Mr. Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is Mr. Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.